This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission on December 27, 2023 and is not being filed under the Securities Act of 1933, as amended.

Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UEOPLE TECHNOLOGY HOLDING LIMITED

(Exact name of registrant as specified in its charter)

 to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities

Cayman Islands	3699	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room B2-303-96, No. 198 Qidi Road,

Xiaoshan District, Economic and Technological Development Zone,

Hangzhou, Zhejiang Province, 311215, China

+86 0755-2822 8206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor, New York, NY 10168
Telephone: (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Arila Er Zhou, Esq. Anna Jinhua Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Jason T. Simon, Esq. Yangyang Jia, Esq. Greenberg Traurig, LLP 1750 Tysons Blvd., Suite 1000 McLean, VA 22102 703-749-1300

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED December 27, 2023

$[●] of Ordinary Shares

UEOPLE TECHNOLOGY HOLDING LIMITED

This is an initial public offering of $[●] of ordinary shares of UEOPLE Technology Holding Limited (the “Company” or “UEOPLE”, and when referring to the consolidated company including the Company’s subsidiaries, “we”, “us”), par value $0.001 per share (each, an “Ordinary Share”, collectively, “Ordinary Shares”). The estimated initial public offering price for the Ordinary Shares in the offering is expected to be between $[●] and $[●] per Ordinary Share.

UEOPLE will reserve the symbol “[●]” for the purpose of listing its Ordinary Shares on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of UEOPLE’s Ordinary Shares on Nasdaq Capital Market. UEOPLE will not proceed to consummate this offering if Nasdaq denies its listing application. However, there can be no guarantee or assurance that the offering will be closed and UEOPLE’s Ordinary Shares will be approved for trading on the Nasdaq Capital Market.

Investing in UEOPLE’s Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 of this prospectus to read about factors you should consider before buying UEOPLE’s Ordinary Shares.

UEOPLE is an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of Being an “Emerging Growth Company” on pages 16 and 11, respectively.

Upon the completion of this offering, UEOPLE will have [●] Ordinary Shares issued and outstanding. Each Ordinary Share is entitled to one vote. UEOPLE’s Chairman of the Board of the Directors, Mr. Shimeng Ke, will beneficially own [●] Ordinary Shares, representing [●]% of the total voting power of UEOPLE’s issued and outstanding share capital immediately following the completing of this offering. As such, Mr. Ke will control matters subject to a vote by UEOPLE’s shareholders, and UEOPLE will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” UEOPLE is permitted to elect not to comply with certain corporate governance requirements. Although UEOPLE currently does not intend to rely on the “controlled company” exemption for at least one year after the initial public offering, it may elect to rely on this exemption in the future. If UEOPLE relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 13 for additional information.

UEOPLE is a holding company incorporated as an exempted company on September 4, 2023 in the Cayman Islands. As a holding company with no material operations, UEOPLE’s operations are primarily conducted by its five wholly-owned subsidiaries in the People’s Republic of China (the “PRC”), Shenzhen Pinganshun Technology Co., Ltd. (“Shenzhen Pinganshun”), Shenzhen Keshentong Technology Co., Ltd. (“Shenzhen Keshentong”), Shenzhen Keshentong Transportation Facilities Co., Ltd. (“Keshentong Transportation Facilities”), Shenzhen Keshentong Logistics Co., Ltd. (“Keshentong Logistics”), Guangdong Keshentong Network Engineering Co., Ltd. (“Keshentong Network Engineering”), which we will refer to as “PRC operating entities” or “PRC operating subsidiaries,” collectively. This is an offering of the Ordinary Shares of UEOPLE, the holding company incorporated in Cayman Islands, instead of shares of our PRC operating subsidiaries. You may never directly hold any equity interest in our PRC operating subsidiaries.

We indirectly hold equity interests in our PRC operating subsidiaries through our BVI subsidiary, Renren Parking Holding Limited, which we refer to as “Renren Parking” or “BVI subsidiary.” Renren Parking holds 100% of the shares of our Hong Kong subsidiary, Pinganshun Group Limited, which we refer to as “Pinganshun Group”. Pinganshun Group holds 100% of Hangzhou Ueople Technology Co., Ltd., which we refer to as “WFOE.” WFOE holds 100% of the shares of Shenzhen Pinganshun, which holds 100% of the other four PRC operating subsidiaries. We refer to WFOE and the PRC operating subsidiaries collectively as “PRC subsidiaries.”

Recent statements by the PRC governmental authorities have indicated an intent to strengthen the supervision of offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC governmental authorities recently announced to step up supervision of Chinese companies listed offshore, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which came into force since March 31, 2023. According to the Trial Administrative Measures, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. Since the Trial Administrative Measures are newly promulgated, and our filing materials are subject to the review and comment by the CSRC, we cannot assure that we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. We believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives. However, we may be required to perform additional procedures in connection with the provision of accounting archives by relevant regulatory authorities in the future if they think fit for the sake of national security or as required by future implementing rules. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “Risk Factor — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, any increasing oversight over overseas public offerings conducted by China-based issuers, which could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 38 of this prospectus.

Neither UEOPLE nor its subsidiaries have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities. As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends and our cash and financing requirement may not be fully satisfied.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between UEOPLE and its subsidiaries. In the future, cash proceeds from overseas financing activities, including this offering, will be transferred by UEOPLE to its subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to UEOPLE, and no dividends or distributions have been made to any investors by UEOPLE or any of its subsidiaries. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our PRC operating subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, in no circumstances may a distribution or dividend may be paid, if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entities to WFOE, and then to our Hong Kong subsidiary and BVI subsidiary before the dividends reach to UEOPLE. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities. The PRC regulatory authorities have taken a series of measures to regulate the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Furthermore, if our PRC subsidiaries in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the relevant capital transfer regulatory regime in Hong Kong. Based on our understanding of the BVI laws and regulations, as of the date of this prospectus, there is no restriction on the transfer of capital within, into and out of BVI. See “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is regulated by relevant laws and regulations.” on page 36 of this prospectus.

See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 9 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is regulated by relevant laws and regulations.” on page 36 of this prospectus and “Risk Factors — Risks Related to Doing Business in China — The dividends paid by our PRC subsidiaries are subject to withholding tax liabilities, which may not qualify to enjoy certain treaty benefits.” on page 33 of this prospectus. For a summary of the condensed consolidated schedule and the consolidated financial statements, see page 16 of this prospectus for “Summary Consolidated Financial and Operating Data — Summary Consolidated Statement of Income”; “— Summary Consolidated Balance Sheet”; and “— Summary Consolidated Statements of Cash Flows”; “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic or social conditions or government policies, could have a material effect on our business and operations.” on page 38 of this prospectus; and “Risk Factors – Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 36 of this prospectus; “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.” on page 35 of this prospectus; “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” on pages 32 and 33 of this prospectus; and “Risk Factors — Risks Related to Doing Business in China — Governmental management of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 37 of this prospectus.

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for three consecutive years beginning in 2021. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (“Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, WWC, P.C. (“WWC”), is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in China – Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering,” on pages 41 and 42 of this prospectus for more information.

We are a Cayman Islands company and conduct all of our operations in China and all of our assets are located in China. All of our directors and officers are nationals or residents of countries other than the United States. In addition, a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. See “Risk Factors — Risks Related to Doing Business in China — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 39 of this prospectus.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriter discounts(2)	$	$
Proceeds to us, before expenses(3)	$	$

(1)	The table above assumes that the underwriters do not exercise their over-allotment option. For more information, see “Underwriting” beginning on page 131 of this prospectus.

(2)

An underwriting discount equal to seven percent (7%) of the offering price will be provided to underwriters for the investors introduced by the underwriters, and five percent (5%) for investors introduced by us. In addition, we have agreed to grant to the underwriters warrants to purchase Ordinary Shares equal to four percent (4%) of the total number of Ordinary Shares sold in the offering, exercisable upon the closing of the offering, at a price of 120% of the public offering price of the Ordinary Shares offered in this offering. The registration statement of which this prospectus is a part covers the Ordinary Shares issuable upon the exercise of the warrants. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriter, or certain other expenses for which we have agreed to reimburse the underwriters. See the section titled “Underwriting” beginning on page 131 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(3)

UEOPLE expects its cash expenses for this offering (including cash expenses payable to its underwriter for the underwriter’s out-of-pocket expenses) not to exceed $[●], exclusive of the above discounts. For a detailed description of the compensation to be received by the underwriter, see “Underwriting” beginning on page 131 of this prospectus.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. Assuming an offering price of $[●] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to UEOPLE, before underwriting discounts and expenses, will be $[●].

We have granted the underwriters an option, exercisable for 45 days following the effective date of this prospectus, to purchase up to an additional 15% of the Ordinary Shares offered in this offering on the same terms to cover over-allotments, if any.

The underwriter expects to deliver the Ordinary Shares to purchasers in the offering on or about [●], 2024.

UEOPLE may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

US Tiger Securities, Inc.

Prospectus dated [●], 2023

UEOPLE and the underwriter have not authorized any person to give you any supplemental information or to make any representations for UEOPLE. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. UEOPLE is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in UEOPLE’s proposed offering, and only prospectus dated hereof, is authorized by UEOPLE to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by UEOPLE and no other person has been authorized by UEOPLE to use this document to offer or sell any of UEOPLE’s securities.

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●

“China” or the “PRC” refers to the People’s Republic of China. When used in the case of laws, regulations and rules, “China” or “the PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or “the PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

●

“we”, or “us” in this prospectus are to UEOPLE Technology Holding Limited, a Cayman Islands company and its subsidiaries, Renren Parking Holding Limited, Pinganshun Group Limited, WFOE, Shenzhen Pinganshun Technology Co., Ltd., Shenzhen Keshentong Technology Co., Ltd., Shenzhen Keshentong Transportation Facilities Co., Ltd., Shenzhen Keshentong Logistics Co., Ltd., and Guangdong Keshentong Network Engineering Co., Ltd., companies incorporated under the laws of BVI, Hong Kong and PRC, unless the context otherwise indicates;

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“BVI” are to the “British Virgin Islands”;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	the “Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;

●	the “Company” or “UEOPLE” are to UEOPLE Technology Holding Limited, a Cayman Islands company;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“Keshentong Logistics” refers to Shenzhen Keshentong Logistics Co., Ltd., a company incorporated in the PRC and wholly owned by Shenzhen Pinganshun;

●	“Keshentong Network Engineering” refers to Guangdong Keshentong Network Engineering Co., Ltd., a company incorporated in the PRC and wholly owned by Shenzhen Pinganshun;

●	“Keshentong Transportation Facilities” refers to Shenzhen Keshentong Transportation Facilities Co., Ltd., a company incorporated in the PRC and wholly owned by Shenzhen Pinganshun;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“NPC” refers to the National People’s Congress of China;

ii

●	“Pinganshun Group” refers to Pinganshun Group Limited, a company incorporated in Hong Kong and wholly owned by Renren Parking;

●	“Renren Parking” refers to Renren Parking Holding Limited, a company incorporated in British Virgin Islands and wholly owned by UEOPLE;

●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“Shenzhen Keshentong” refers to Shenzhen Keshentong Technology Co., Ltd., a company incorporated in the PRC and wholly owned by Shenzhen Pinganshun;

●	“Shenzhen Pinganshun” refers to Shenzhen Pinganshun Technology Co., Ltd., a company incorporated in the PRC and wholly owned by WFOE;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“WFOE” refers to Hangzhou Ueople Technology Co., Ltd., a company incorporated in the PRC and wholly owned by Pinganshun Group; and

●	“shares” or “Ordinary Shares” are to the ordinary shares of UEOPLE, par value $0.001 per share.

UEOPLE does not have any material operations of its own and is a holding company with operations conducted in PRC through its PRC operating subsidiaries using RMB, the currency of PRC. UEOPLE’s reporting currency is RMB. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of RMB are calculated at the rate of $1.00=RMB6.3735 as of the year ended December 31, 2021 and $1.00=RMB6.4516 for the year ended December 31, 2021. All translations of RMB are calculated at the rate of $1.00=RMB6.8966 as of December 31, 2022 and $1.00=RMB6.7295 for the year ended December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate. We are exposed to foreign exchange risk. See “Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares,” at pages 39 and 40.

iii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying Ordinary Shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. Unless otherwise stated, all references to “us,” “our,” “UEOPLE,” “we,” the “Company” and similar designations refer to UEOPLE Technology Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its consolidated subsidiaries.

Business Overview

Overview

We are a leading equipment supplier in China’s active parking utilization service market in terms of number of parking hardware shipments and profitability, according to Frost & Sullivan. We started our business in 2012 and has been focused on research and development of equipment used in intelligent parking and smart travel scenarios. We provide access control system equipment, such as HD (high definition) license plate recognition system, dynamic face recognition system, smart campus management system, Internet of Things access control management system, road access control system, and other access control equipment. We also provide custom made hardware based on needs of our customers.

With the rapid urbanization in China and the increasing awareness of traffic safety, the demand for active parking utilization system products in commercial and residential buildings has increased, including demand for intelligent license plate recognition solutions, intelligent vehicle gate valves, roadblocks, facial recognition secure access systems, etc. The demand translates into a huge market for active parking utilization systems and related products, and we participate in this growing market by supplying equipment parts and compatible software that are used to build active parking utilization systems.

Our products and services are sold to various types of customers including residential compound, public parking lots, commercial complexes, airports, schools, office buildings, and industrial parks. As of the date of this prospectus, we have installed our access control system equipment in parking lots in approximately 300 cities across China.

Our Products and Services

We offer our customers an extensive array of products and services designed for use in access control systems, encompassing both hardware and software solutions. Additionally, we offer other tailored products and services to address the unique requirements of some customers, such as special function setting, to accommodate their specific needs.

Our Growth Strategies

We intend to pursue the following strategies to strengthen our market position and grow our business:

●	Maintain our leadership position with increased Research and Development (R&D) effort and innovative technologies.

●	Strengthen our marketing and sales network to serve expanding customer base in China.

●	Enhance our manufacturing capability and variety of our product offering.

Our Competitive Advantages

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Streamlined Procurement and Efficient Assembly.

●	Stringent Quality Control

●	Exceptional Customer Service

●	Innovation in Bluetooth Parking Equipment

Market and Industry Overview

We participate in China’s Active Parking Utilization Service Market as an “active parking utilization service provider”, which refers to key players committed to delivering a spectrum of products and services. The primary objective is to facilitate and empower car owners, parking space providers, governmental bodies, and the local economies. The range of services offered encompasses, but is not limited to, the sharing of parking space information, reservation services, comprehensive solution, advertising and marketing initiatives to broaden the customer base, and value-added services to neighboring industries. The corresponding product portfolio includes hardware and software solutions, complemented by related services. The market’s existence is fundamentally rooted in addressing the prevailing challenges associated with passive parking  (as opposed to active parking, situation where car owners have to find parking space themselves without information available in advance) and the optimization of surrounding resources.

The chart below demonstrates the supply chain of China’s active parking utilization service market:

Source: Frost & Sullivan

The market size of China’s active parking utilization service industry increased from RMB 45.3 billion in 2018 to RMB 117.2 billion in 2022, with a CAGR of 26.0% from 2018 to 2022, which was attributable to the number of vehicles in operation, increased parking fees, and increased revenue from innovative business models in industry. With an increasing need for active parking utilization providers, the market is expected to grow rapidly to reach RMB 410.1 billion in 2027, with a CAGR of 30.8% from 2022 to 2027.

In terms of specific subdivisions of the market, car parking information and reservation market increased from RMB 1.1 billion in 2018 to RMB 1.6 billion in 2022. The solution provision and advertising market increased from RMB 12.1 billion in 2018 to RMB 34.9 billion in 2022, with a CAGR of 30.3%, which is the fastest-growing market. The management, and promotion of economic flows in neighboring spaces, had the most promising trend in the future, which is expected to reach RMB 309.4 billion in 2027, with a CAGR of 30.8% from 2022 to 2027. The market size of China’s pedestrian gate market was 157.0 million RMB in 2018. It reached 362.8 million RMB in 2022, with a CAGR of 23.3%. The market for pedestrian gate is forecasted to reach 682.5 million RMB in 2027.

Certain Risks and Limitations Related to Doing Business in China

Because all of our operations are in mainland China, our business is subject to the complex and continuous evolving laws and regulations. The PRC legal system and regulatory framework are different from those of the United States in various aspects. See “Risk Factors — Risks Related to Doing Business in China — Because all of our operations are in China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of securities offering, listing and business operation of U.S. listed Chinese companies, which could result in a material change in our operations and/or the value of our Ordinary Shares.” from page 23 to 25, “PRC laws and regulations governing our current business operations are evolving from time to time and any changes in such laws and regulations may affect our ability to operate profitable.” on page 26, and “Changes in China’s economic or social conditions or government policies, could have a material effect on our business and operations.” on page 38 of this prospectus.

There are significant enforcement risks related to our Ordinary Shares. It may be difficult for you to effect service of process or the U.S. courts judgments obtained in U.S. courts upon us or our directors and officers, none of them is resident in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 7, and “Risk Factors — Risks Related to Doing Business in China — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 39 of this prospectus.

There are significant liquidity risks related to our Ordinary Shares and certain limitations on our ability to transfer cash between us or our subsidiaries. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of our PRC operating entities to our Hong Kong subsidiary, then to our BVI subsidiary, and then to UEOPLE. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities. See “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 41 of this prospectus. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries.” on page 9 of this prospectus, “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is regulated by relevant laws and regulations.” on page 6, “Prospectus Summary — Summary of Significant Risk Factors – Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 6 of this prospectus, “Risk Factors – Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our subsidiaries is regulated by relevant laws and regulations.” on pages 36 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 36 of this prospectus. In addition, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities). Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the relevant capital transfer regulatory regime in Hong Kong.

Summary of Risk Factors

Investing in UEOPLE’s Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in UEOPLE’s Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 16 of this prospectus.

Risks Related to Our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

●	If the market for our products develops more slowly than we expect, our operating results would be adversely affected.

●	If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

●	We may require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

●	Our business is substantially dependent on our collaboration with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results.

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

●	We are dependent on our manufacturing facilities to produce our products, which subjects us to risks associated with disruptions and changing technology and manufacturing techniques that could place us at a competitive disadvantage.

●	We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, UEOPLE may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Our directors and officers currently own a significant percentage of the total voting power of our outstanding Ordinary Shares, and they collectively are able to decide matters that require votes of shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Risks Related to Doing Business in China

Substantially all of our operations are in PRC; therefore, we face risks and uncertainties relating to doing business in PRC in general, including, but not limited to, the following:

●	Because all of our operations are in China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of securities offering, listing and business operation of U.S. listed Chinese companies, which could result in a material change in our operations and/or the value of our Ordinary Shares.

●	PRC laws and regulations governing our current business operations are evolving from time to time and any changes in such laws and regulations may affect our ability to operate profitable.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

●	If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

●	We are subject to a variety of laws and obligations regarding data security, cybersecurity, privacy and personal information protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations, our listing and the offering.

●	Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, any failure to comply with the applicable provisions could have a material adverse effect on our business, financial condition and results of operations, and could cause the value of our Ordinary Shares to significantly decline or become worthless.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	We are required to go through the filing procedures with the CSRC for our offering and listing on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

●	The approval of the CSRC or other PRC governmental authorities may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

●	With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, any increasing oversight over overseas public offerings conducted by China-based issuers, which could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

●	If the relevant PRC regulatory authorities were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, such action could limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in China’s economic or social conditions or government policies, could have a material effect on our business and operations.

•	Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Related to This Offering and the Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to this Offering and the Ordinary Shares, including, but not limited to, the following:

●	There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

●	The market price for the Ordinary Shares may be volatile.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We will incur significantly increased costs as a result of being a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Corporate History and Holding Company Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands on September 4, 2023 with operations conducted through primarily our PRC operating subsidiaries, Shenzhen Pinganshun, Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics, Keshentong Network Engineering.

The following diagram illustrates our corporate legal structure as of the date of this prospectus. For more detail on our corporate history please refer to “Corporate History and Structure” on page 55 of this prospectus.

UEOPLE Technology Holding Limited
("UEOPLE")
链铂云科技控股有限公司
Registered in Cayman Islands
100%
Renren Parking Holding Limited
("Renren Parking")
人人泊控股有限公司
Registered in British Virgin Islands
100%
Pinganshun Group Limited
("Pinganshun Group")
平安顺集团有限公司
Registered in Hong Kong
Offshore
100%
Onshore
Hangzhou UEOPLE Technology Co., Ltd.
("WFOE")
杭州链泊云科技有限公司
Registered in PRC
100%
Shenzhen Pinganshun Technology Co., Ltd.
("Shenzhen Pinganshun")
深圳市平安顺科技有限公司
Registered in PRC
100%
100%
100%
100%
Shenzhen Keshentong Technology Co., Ltd. ("Shenzhen Keshentong")
深圳市科深通科技有限公司
Registered in PRC
Shenzhen Keshentong Transportation Facilities Co., Ltd. ("Keshentong Transportation Facilities")
深圳市科深通交通设施有限公司
Registered in PRC
Shenzhen Keshentong Logistics Co., Ltd. ("Keshentong Logistics")
深圳市科深通物流有限公司
Registered in PRC
Guangdong Keshentong Network Engineering Co., Ltd. ("Keshentong Network Engineering")
广东科深通网络工程有限公司
Registered in PRC

UEOPLE’s Corporate Information

UEOPLE’s principal executive office is Room B2-303-96, No. 198 Qidi Road, Xiaoshan District, Economic and Technological Development Zone, Hangzhou, Zhejiang Province, 311215, China, and its telephone number is +86 0755-2822 8206. UEOPLE’s registered office in the Cayman Islands is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. UEOPLE maintains a website at http://www.szpas.cn/. The information contained in, or accessible from, UEOPLE’s website or any other website does not constitute a part of this prospectus.

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct all of our operations through our PRC operating subsidiaries. We are permitted under PRC laws and regulations to provide funding to PRC operating subsidiaries through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.” on page 35 of this prospectus.

Neither UEOPLE or its subsidiaries has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities.

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between UEOPLE and its subsidiaries. As of the date hereof, there has been no dividend or distributions made between U.S. investors, other investors and the Company’s entities. See “Summary Consolidated Financial and Operating Data — Summary Consolidated Balance Sheets.”; “— Summary Consolidated Statement of Income”; and “— Consolidated Statements of Cash Flows” on page 15 of this prospectus.

Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by UEOPLE to Renren Parking, and then transferred to Pinganshun Group, and then transferred to WFOE, and then Shenzhen Pinganshun, and then the other PRC operating subsidiaries as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from Renren Parking, which will be dependent on receipt of dividends from Pinganshun Group, which will be dependent on receipt of dividends from WFOE, which will be dependent on receipt of payments from our PRC operating subsidiaries, including Shenzhen Pinganshun, Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics, and Keshentong Network Engineering in accordance with the laws and regulations of the PRC and Hong Kong.

Our PRC operating subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC operating subsidiaries to pay dividends to WFOE only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC operating subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserves using its after-tax profits, each of such entity in China may also make further contribution to the discretionary reserve funds using its after-tax profits in accordance with a resolution of the shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

As of the date of this prospectus, PRC subsidiaries have not paid any dividends to the offshore companies.

The PRC regulatory authorities have also taken a series of measures to regulate conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may need to complete the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, without completion of relevant foreign exchange formalities, which may limit our ability to transfer funds, pay dividends or make distribution to UEOPLE. Based on the Hong Kong laws and regulations, as at the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. Please see “Risk Factor — Changes in China’s economic or social conditions or government policies, could have a material adverse effect on our business and operations.” on page 38 of this prospectus; “Risk Factor — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of this Offering to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business” on page 35 of this prospectus; and “Risk Factor — Governmental management of currency conversion may limit our ability to use our revenues effectively and affect the value of your investment” on page 37 of this prospectus.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC operating subsidiaries and the distribution of such payments to WFOE as dividends from our PRC operating subsidiaries. Certain payments from our PRC operating subsidiaries to WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding company, Pinganshun Group. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Pinganshun Group intends to apply for the tax resident certificate when our PRC subsidiaries plan to declare and pay dividends to Pinganshun Group. See “Risk Factors — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on pages 33 and 34 of this prospectus.

Implications of the Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. If our auditor cannot be inspected by the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our auditor, WWC, the independent registered public accounting firm of the Company, is headquartered in San Mateo, California, with no branches or offices outside of the United States. WWC is currently subject to PCAOB inspections on a regular basis. Therefore, we believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. Notwithstanding the forgoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Ordinary Shares being delisted by and exchange. See “Risk Factors — Risks Related to Doing Business in China – Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering,” on pages 41 and 42 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, UEOPLE qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, UEOPLE:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”);

●	is not required to provide a detailed narrative disclosure discussing UEOPLE’s compensation principles, objectives and elements and analyzing how those elements fit with UEOPLE’s principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	is not required to obtain an attestation and report from UEOPLE’s independent registered accounting firm on its management’s assessment of UEOPLE’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	is not required to obtain a non-binding advisory vote from UEOPLE’s shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	is exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	is eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

UEOPLE intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. UEOPLE’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, UEOPLE may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after UEOPLE’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

UEOPLE will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which its annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that UEOPLE becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act, which would occur if the market value of UEOPLE’s Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of UEOPLE’s most recently completed second fiscal quarter; or (iv) the date on which UEOPLE has issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, UEOPLE will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after UEOPLE no longer qualifies as an emerging growth company, as long as UEOPLE qualifies as a foreign private issuer under the Exchange Act it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if UEOPLE no longer qualifies as an emerging growth company, but remain a foreign private issuer, UEOPLE will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Prior to the completion of this Offering, and as long as UEOPLE’s officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as UEOPLE is a controlled company under that definition, UEOPLE is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of UEOPLE’s board of directors must be independent directors;

●	an exemption from the rule that the compensation of UEOPLE chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that UEOPLE’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although UEOPLE does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the initial public offering, UEOPLE may elect to rely on this exemption in the future. If UEOPLE elects to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, UEOPLE may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders.” on page 20 of this prospectus.

Implications of Being a Foreign Private Issuer

UEOPLE is incorporated in the Cayman Islands and more than 50% of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, UEOPLE is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, UEOPLE is not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, UEOPLE will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	UEOPLE is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, UEOPLE is permitted to comply solely with UEOPLE’s home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	UEOPLE is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	UEOPLE is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	UEOPLE is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	UEOPLE is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary Shares offered by UEOPLE	[●] Ordinary Shares (or [●] Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Ordinary Shares in full)

Price per Ordinary Share	Between $[●] and $[●] per Ordinary Share

Ordinary Shares outstanding prior to completion of this offering	25,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares (or [●] Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Ordinary Shares in full)

Over-allotment Option	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Representative’s Warrants	We have agreed to grant to the representative of the underwriters warrants to purchase Ordinary Shares equal to four percent (4%) of the total number of Ordinary Shares sold in the offering, exercisable upon the closing of the offering, at a price of 120% of the public offering price of the Ordinary Shares offered in this offering.

Transfer Agent	[●], with its offices located at [●].

Listing	We have applied to have its Ordinary Shares listed on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of UEOPLE’s Ordinary Shares on Nasdaq Capital Market. UEOPLE will not proceed to consummate this offering if Nasdaq denies its listing application.

Nasdaq Capital Market symbol	[●]

Use of proceeds

We estimate that we will receive net proceeds of approximately $[●] from this offering (or $[●] if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $[●] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus).

We plan to use the net proceeds we receive from this offering for (i) market expansion and enhancement of our brand recognition; (ii) research and development of new products and improvement of our existing product offerings; and (iii) general corporate purposes and working capital. See “Use of Proceeds” beginning on page 51 of this prospectus for additional information.

Lock-up	UEOPLE and all of its directors and officers and certain shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of UEOPLE’s Ordinary Shares or securities convertible into or exercisable or exchangeable for UEOPLE’s Ordinary Shares for a period of six (6) months after the effective date of this registration statement. See “Shares Eligible for Future Sale” on page 122 and “Underwriting” beginning on page 131 of this prospectus for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors to consider before deciding to invest in UEOPLE’s Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended December 31, 2021 and 2022 and the summary consolidated balance sheets as of December 31, 2021 and 2022 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statement of income for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021

Net revenue	$14,262,157	$7,406,640
Operating expenses	$2,400,468	$1,559,030
Net income	$1,531,402	$669,671

The following table presents our summary consolidated balance sheets as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Current assets	$6,739,214	$4,256,612
Total non-current assets	$519,375	$796,477
Total assets	$7,258,589	$5,053,089
Total current liabilities	$4,320,792	$5,381,373
Total liabilities	$4,510,440	$5,744,832

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021

Net cash used in operating activities	$(903,912)	$(776,133)
Net cash provided by (used in) investing activities	$20,831	$(332,513)
Net cash provided by financing activities	$1,350,702	$1,197,321
Net increase in cash and cash equivalents	$467,621	$88,675

RISK FACTORS

An investment in UEOPLE’s Ordinary Shares involves a high degree of risk. Before deciding whether to invest in UEOPLE’s Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of UEOPLE’s Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in UEOPLE’s Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

Founded in July 2012, we have a limited operating history in China’s active parking utilization service market, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. If our products and services do not develop as we expect, or if we fail to continue to address the needs of our users, our business and financial conditions may be materially adversely affected.

In addition, we may not be able to effectively manage our growth. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

If the market for our products develops more slowly than we expect, our operating results would be adversely affected.

Our success will depend to a substantial extent on the widespread adoption of access control system equipment in general, but we cannot be certain that the trend of adoption of access control system equipment will continue in the future. It is difficult to predict customer adoption rates and demand for our products, the future growth rate and size of access control system equipment market. If our products do not continue to achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and solutions or decreases in information technology spending, it would result in decreased revenues and our business would be adversely affected.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The increasing development of high-tech products in the access control system equipment industry echoes the ever-changing customers’ demands. Similarly, our competitors are also constantly innovating to enhance user experience. We continue to invest significant resources in developing and enhancing our existing products as well as to introduce new services that will attract more participants to our services. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition, and results of operations.

We may require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We cannot assure you that we will have sufficient capital in the future to meet our capital requirements to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Our business is substantially dependent on our collaboration with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results.

For the year ended December 31, 2022, purchases from three suppliers, Shenzhen Dongfanglin Enterprise Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Xianyi Intelligence Hardware Co., Ltd. accounted for approximately 23%, 12% and 11% of the total purchases, respectively. For the year ended December 31, 2021, purchases from three suppliers, Shenzhen Xianyi Intelligence Hardware Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Zongshen Intelligence Technology Co., Ltd. accounted for approximately 27%, 20% and 14% of the total purchases, respectively. As of December 31, 2022, purchases from two suppliers, Shenzhen Dongfanglin Enterprise Co., Ltd. and Shenzhen Yuanda Intelligence Technology Co., Ltd. accounted for approximately 57% and 14% of the Company’s prepayments to suppliers balance, respectively. As of December 31, 2021, four suppliers, Shenzhen Zongshen Intelligence Technology Co., Ltd., Zhengzhou Shian Technology and Commerce Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Renlianxing Technology Co., Ltd. accounted for approximately 31%, 15%, 11% and 11% of the Company’s prepayments to suppliers balance, respectively. As of December 31, 2022, four suppliers, Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., Shenzhen Tuoerde Energy Co., Ltd., Shenzhen Tianxiang Chuangtong Enterprise Co., Ltd., and Shenzhen Aidi Taige Technology Co., Ltd. accounted for approximately 35%, 28%, 18% and 13% of the Company’s accounts payable balance, respectively. As of December 31, 2021, three suppliers, Shenzhen Tuoerde Energy Co., Ltd., Shenzhen Dongfanglin Enterprise Co., Ltd., and Shenzhen Weijie Electromechanical Co., Ltd. accounted for approximately 25%, 11% and 10% of the Company’s accounts payable balance, respectively.

Our suppliers may fail to meet their contractual obligations, which may adversely affect our business. We do not enter into long-term supply agreement with any of our suppliers. Accordingly, there is no assurance that our PRC operating subsidiaries can maintain stable and long-term business relationships with any supplier. Failure to maintain existing relationships with the suppliers or to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect our business, results of operations and financial condition.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

For the year ended December 31, 2022, one customer, Nanjing Haojing Communication Technology Co., Ltd. accounted for approximately 28% of the Company’s total revenue. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, two customers, Nanjing Haojing Communication Technology Co. and China Unicom Co., Ltd. Jilin Branch accounted for approximately 62% and 11% of the Company’s accounts receivable balance. As of December 31, 2021, three customers, Shenzhen Bolian Technology Co., Ltd., Yili Feile Advertisement Media Co., Ltd., and Mingzhe Group Co., Ltd. accounted for approximately 20%, 11% and 11% of the Company’s accounts receivable balance, respectively.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. We do not enter into long-term supply agreement with any of our suppliers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. If customers do not place orders, or they substantially reduce, delay or cancel orders, we may not be able to replace the business, which may have a significant adverse impact on our results of operations and financial condition. Major customers may require that we localize manufacturing and supply capacity rather than sourcing from lower cost countries, or seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business. The concentration of our customer base also increases our risks related to the financial condition of our customers, and the deterioration in financial condition of customers or the failure of customers to perform their obligations could have a material adverse effect on our results of operations and cash flows.

We are subject to inventory management risks: insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.

We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.

We are dependent on our manufacturing facilities to produce our products, which subjects us to risks associated with disruptions and changing technology and manufacturing techniques that could place us at a competitive disadvantage.

If our manufacturing facilities become unavailable either temporarily or permanently due to weather, earthquakes or other natural disasters related to global climate change, or geopolitical developments or logistical complications arising from acts of war, cyber-attacks, public health crises or labor disruptions, we may be unable to shift production to other facilities or to make up for lost production. Any new facility would need to comply with the necessary regulatory requirements, satisfy our specialized manufacturing requirements and require specialized equipment. We currently do not carry any business interruption insurance policies, and even if we carry business interruption insurance policies in the future, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

In addition, we believe that our customers rigorously evaluate their suppliers on the basis of price competitiveness, product quality, reliability and timeliness of delivery, technical expertise and development capability, new product innovation, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria. We may be unable to install, maintain and certify equipment needed to produce products or upgrade or transition our manufacturing facilities without impacting production rates or requiring other operational efficiency measures at our facilities. We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs; however, we may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

Our growth strategies may encounter many obstacles, including, but not limited to, increased competition from similar businesses, unexpected costs, and costs associated with marketing efforts and government regulation. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products and/or services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives is/are unable or unwilling to continue in his/her/their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. We cannot assure you that we can continue to retain our management’s services. If one or more of our key executives is/are unable or unwilling to continue in his/her/their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel.

Our directors, management and shareholders may from time to time be subject to negative publicity or claims, controversies, lawsuits, other legal and administrative proceedings and fines, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

Our directors, management and shareholders may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, securities or other matters.

Moreover, we cannot guarantee that additional enforcement measures relating to or arising out of lawsuits would not be threatened or brought against us, other shareholders, directors and officers in the future. We do not have control or have limited control over the actions of these parties, and any misbehavior or misconduct by these parties could bring us negative publicity, which would harm our brand and reputation. In addition, the claims and lawsuits may require us to incur additional resources, which could in turn harm our business.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Through our PRC subsidiaries, we have obtained 83 patents, 54 registered trademarks, four registered copyrights, and 10 registered computer software copyrights. All the patents, copyrights and trademarks have been properly registered with the China National Intellectual Property Administration. This intellectual property has allowed our products to earn market share in the industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through a blend of industry exposure, direct engagement, and personalized interaction. It is likely that our future marketing efforts will require us to incur significant additional expenses to include print media and video advertising. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We could be negatively impacted by stakeholder and market focus on Environmental, Social and Governance (“ESG”) matters.

 There has been an increasing focus on corporate ESG practices (such as health and safety, environmental matters, diversity, equity and inclusion, talent development, and innovation for sustainable products) and disclosures over the past few years, and expectations in this area are rapidly evolving. The criteria used to evaluate ESG practices may continue to evolve, which could result in greater expectations and may cause us to undertake costly initiatives to satisfy new criteria. The increasing attention to sustainability could also result in reduced demand for certain of our products and/or reduced profits. If we are unable to respond effectively, investors may conclude that our ESG policies and/or actions are inadequate. If we are perceived to have failed to achieve our ESG initiatives or accurately disclose our progress on such matters, our reputation, business, financial condition and results of operations could be adversely impacted.

We may be subject to complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings from time to time. If the outcome of these complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings is adverse to us, it could have a material adverse effect on our business, results of operations, financial condition, liquidity, cash flows and reputation.

We may be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings. Such allegations, claims and proceedings may be asserted against us by third parties, including vehicle owners, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, in administrative, civil or criminal investigations and proceedings. Complaints, claims, arbitration, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claims would develop into lawsuits or regulatory penalties and other disciplinary actions.

There may also be negative publicity associated with litigation that could decrease clients’ acceptance of our products or services offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. Lawsuits, litigations, arbitration and regulatory actions may cause us to incur substantial costs or fines, freezing of our assets, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, or materially modify or suspend our business operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

●	potential disruptions to our ongoing businesses.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and/or services or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

A lack of insurance could expose us to significant costs and business disruption.

None of the holding company or our subsidiaries maintains any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

As a “controlled company” under the rules of the Nasdaq Capital Market, UEOPLE may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders.

Following this offering, our Director and Chairman of the Board of Director, Mr. Shimeng Ke, will have dispositive power over an aggregate 53.4% voting power of the Company, which will allow Mr. Ke to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although UEOPLE does not currently intend to rely on the “controlled company” exemptions under the Nasdaq listing rules for at least one year after the initial public offering even if UEOPLE is deemed a “controlled company,” UEOPLE may elect to rely on these exemptions in the future. If UEOPLE were to elect to rely on the “controlled company” exemptions, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if UEOPLE relies on the exemptions, during the period UEOPLE remains a controlled company and during any transition period following a time when UEOPLE is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business and financial and operating performance could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV).  Our business could be materially and adversely affected in the event that the slowdown or suspension in business operations due to any outbreaks carries for a long period of time.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect overall economic environment and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Risks Related to Our Corporate Structure

Our directors and officers currently own a significant percentage of the total voting power of our outstanding Ordinary Shares, and they collectively are able to decide matters that require votes of shareholders.

Currently, our directors and officers collectively own an aggregate of 65.8% of the total voting power of our outstanding Ordinary Shares. Our directors and officers will collectively own an aggregate of [ ]% of the total voting power of our outstanding Ordinary Shares immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders” on page 110 of this prospectus.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. References to the Company’s amended and restated articles of association (or the “Articles” as defined below) are to the amended and restated articles of association that will be adopted upon effectiveness of the registration statement. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law” on page 117 of this prospectus.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding not less than [10] percent of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, holding at least 50 percent of the paid up voting share capital of the Company.

Risks Related to Doing Business in China

Because all of our operations are in China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of securities offering, listing and business operation of U.S. listed Chinese companies, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which evolve from time to time. The PRC regulatory authorities have the power to exercise oversight over the conduct of our business, and the regulations to which we are subject may change from time to time. As a result, new laws, regulations, and other government directives in the PRC may also be costly for us to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

Furthermore, if the PRC regulatory authorities determine that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiaries that accordingly conduct all or substantially all of our operations.

Our ability to operate in China may be adversely affected by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local regulatory authorities of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, regulatory actions in the future, including regional or local variations in the implementation of economic policies, could have effect on economic conditions in China or particular regions thereof.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measures or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation. For example, in the event that it is required that we should obtain permission or approval from relevant PRC governmental authorities to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be denied or rescinded later. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could limit or hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments) (the “Data Security Management Regulations Draft”) to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, and deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. On July 7, 2022, the Measures for the Security Assessment of Outbound Data Transfers (the “Measures”) was published and became effective on September 1, 2022, which requires security assessment of outbound data transfers in cases, among others, outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Further, none of the PRC operating entities’ business operations has been identified as a critical information infrastructure operator. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC issued the Trial Administrative Measures, which came into effect on March 31, 2023. According to the Trial Administrative Measures, among other things, a domestic company in the PRC that seeks to offer and list securities directly or indirectly in overseas markets shall fulfill the filing procedure with the CSRC as per requirement thereof. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

However, since these regulatory actions are new, we have still been observing what potential impact such modified or new laws and regulations will have on our daily business operations and the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. See “Risk Factors — Risks Related to Doing Business in China — With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, any increasing oversight over overseas public offerings conducted by China-based issuers, which could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 38 of this prospectus.

PRC laws and regulations governing our current business operations are evolving from time to time and any changes in such laws and regulations may affect our ability to operate profitable.

The interpretation and application of PRC laws and regulations which include, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with clients in certain circumstances, may be subject to future changes. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations that are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it is of limited value. We conduct our business primarily through our subsidiaries established in China.

Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve from time to time, the enforcement of these laws, regulations and rules may be subject to change. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, we cannot predict the outcome of administrative and court proceedings. These uncertainties may impede our ability to enforce the contracts we have entered into with our clients and suppliers. As a result, such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation may be protracted and result in substantial costs and diversion of our resources and management attention.

Furthermore, if Chinese regulatory authorities adopt more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional supervision in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”), which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (the “SAFE Circular 75”). The SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in the SAFE Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. The SAFE Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, the failure of PRC residents to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC laws for evasion of foreign exchange regulations. In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment, effective in June 2015, which allows qualified banks to examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the supervision of SAFE.

All of our current beneficial owners who are PRC residents have completed the registration with qualified banks, as required by the regulations of the SAFE Circular 37. However, we cannot assure you that such shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE, if any, or complete the required registration, such as amendment registrations, with the qualified banks in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on our WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in our WFOE.

We may be subject to penalties and regulatory actions under certain PRC laws and regulations relating to labor, social insurance and housing provident fund.

Under the Social Insurance Law of the PRC and the Administrative Measures on Housing Provident Fund, companies operating in the PRC are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. During the fiscal years ended December 31, 2021 and 2022, we did not pay social insurance premiums and the housing provident fund in full. According to the Social Insurance Law of the PRC, if we do not pay the social insurance premiums in full for all employees, we may be required to pay or make up the arrears and pay late fees. If we fail to pay such late fees, we may be further fined. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, we may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if we do not make the housing provident fund deposit registration or does not establish the housing provident fund account for the employees, the Housing Provident Fund Management Center would order a deadline for payment, and if we fail to pay the housing provident fund within the deadline, we will be imposed a fine of not less than RMB 10,000 and not more than RMB 50,000. Although the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, requires that all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises, we cannot assure you that our employees will not complain to the relevant authorities regarding the basis of how we had made the contribution for them, which may in turn result in the relevant authorities ordering us to make supplemental contribution and/or imposing late fees or fines on us, among other things. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Although the Company does not currently maintain any incentive plans, in case that we provide such incentive plans in the future, pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No.7”), PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

In addition, the State Administration of Taxation (the “SAT”) has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited. See also “Risk Factors—There are legal and other requirements for obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.” on page 40 of this prospectus.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, some U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. The scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in some cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Some companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plans and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

If we fail to comply with environmental protection, fire protection and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our operation.

We are subject to PRC environmental protection, fire protection, and safety laws and regulations. According to the Environmental Protection Law of the PRC, and relevant laws and regulations, business operators shall prevent and reduce environmental pollution and ecological disruption, and assume liabilities for damage caused by them. Business operators who illegally discharge pollutants and/or exceed the pollutant discharge standards may be fined, restricted in production, suspended for rectification, ordered to suspend business, depending on the severity of the non-compliance.

According to the Fire Prevention Law of the PRC and relevant regulations, constructions are required to comply with various fire safety requirements, including completing fire protection as-built acceptance check or filing, passing random inspections in relation to fire safety in daily operations. If we fail to obtain relevant approvals, pass relevant inspections, or complete other applicable fire protection procedures on a timely basis or at all, we may be fined, ordered to rectify the non-compliance, discontinue the operation, and/or use of the affected business site.

We are committed to be compliant with such laws and regulations in all material aspects. In addition, as we continue to expand our manufacturing facilities and capabilities, we cannot assure you that there will not be violations or suspected violations in our facilities that result in us becoming subject to governmental investigations or penalties, which may include cessation of operation, fines, and confiscation of illegal gains. Any potential failure to comply with environmental, fire protection, and safety laws and regulations and/or failure to adequately protect the health of our employees could have a material adverse impact on our business operations and financial performance.

Our leased property interests and title to certain land and buildings we use may be defective, or we may fail to extend or renew our current leases or relocate on commercially acceptable terms, which could materially and adversely affect our operation.

We presently lease one premise in China. The lessor of the lease has not provided us with sufficient documents to prove their ownership of the premise or their right to lease the premise to us for our intended use. Therefore, we cannot assure you that the lessor is entitled to lease the real property to us. If the lessor is not entitled to lease the real property to us and the owner of the real property decline to ratify the lease agreement between us and the respective lessor, we may not be able to enforce our rights to lease the property under the respective lease agreement against the owner. If our lease agreement is claimed as null and void by third parties who are the real owner of the leased real property, we could be required to vacate the property and have limited recourse. Furthermore, under relevant PRC laws, the lease agreement is required to be registered with the local housing authority. Currently our lease agreement has not been registered with the relevant authority. Failure to complete these required registrations may expose us to potential monetary fines.

When our current lease expires, we may fail to extend or renew our lease for reasons such as unavailability of the premise for a new lease term or substantially higher rent demanded by the owner. We cannot assure you that suitable alternative location will be readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

As of the date of this prospectus, we have obtained 83 patents, 54 registered trademarks, four registered copyrights, and 10 registered computer software copyrights. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with comprehensive protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark, patent and copyright law to protect our proprietary rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

We are subject to a variety of laws and obligations regarding data security, cybersecurity, privacy and personal information protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations, our listing and the offering.

Our operations are located and conducted in China. As such we are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE and its subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the relevant PRC regulatory authorities may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the Cybersecurity Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Pursuant to the Cybersecurity Review Measures (the “Cybersecurity Review Measures (2021)”), which was promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 and took effect on February 15, 2022, replacing the original Cybersecurity Review Measures promulgated on April 13, 2020, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to the cybersecurity review. In addition, a network platform operator holding more than one million users’ personal information must go through the cybersecurity review if it seeks to list abroad.

Pursuant to the PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, data collection shall be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security, which puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

On August 20, 2021, the SCNPC approved the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law regulates the processing of personal information, including the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. Companies in violation of the Personal Information Protection Law may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names. However, in the event we inadvertently access or become exposed to customers’ personal identifiable or sensitive information, then we may face heightened exposure to the Personal Information Protection Law.

On February 24, 2023, the CSRC, Ministry of Finance (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

Although we have taken measures to comply with all applicable laws and regulations on privacy, data security, cybersecurity and data protection, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. Any failure to comply with these applicable laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares.

The M&A Rules and certain other PRC regulations establish a series of procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce of the PRC (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if certain criteria are met. Moreover, pursuant to the M&A Rules, the approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In addition, pursuant to the Anti-Monopoly Law which became effective on August 1, 2008, and was lately amended on June 24, 2022 and came into effect on August 1, 2022, and relevant regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in August 25, 2011 specifies that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021, foreign investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, any failure to comply with the applicable provisions could have a material adverse effect on our business, financial condition and results of operations, and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to securities companies, securities service institutions, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the secret protection administration at the same level.

The Confidentiality and Archives Administration Provisions expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies.” However, the provisions do not define the scope of such secrets, but merely provide that in case where it is unclear or disputed as to whether state secrets are involved, the relevant state secret protection regulator shall make final the determination; in case where it is unclear or disputed as to whether government work secrets are involved, the relevant government regulator shall make final the determination.

The Confidentiality and Archives Administration Provisions mandates that domestic enterprises needs to follow due procedures in compliance with applicable national regulations before furnishing “accounting records or copies of accounting records to relevant securities companies, securities service institutions, and overseas regulators.

Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Since the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation thereof may be subject to change, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with this offering or our list on the Nasdaq or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator requires that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently conclude that such approval or procedure is not required. If prior approval or procedure is required while we inadvertently conclude that such approval or procedure is not required or if applicable laws and regulations or the interpretation of such are modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also require us, or make it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may limit or hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and conduct all of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Neither any of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC limited liability company is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our operating transactions and assets and liabilities are mainly denominated in RMB, which is not freely convertible into other currencies. As a result, regulatory measures on currency exchange under PRC Laws may affect the ability of our PRC subsidiaries to use their RMB revenues to pay dividends to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risk Factors – Risks Related to Doing Business in China – If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” on page 33 of this prospectus.

The dividends paid by our PRC subsidiaries are subject to withholding tax liabilities, which may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiaries are wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law (the “EIT law”) and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%.

On April 22, 2009, the State Administration of Taxation of China issued the Notice on Issues about the Determination of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises on the Basis of Criteria of de facto Management Bodies, known as SAT Circular 82, partially abolished on December 29, 2017, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a PRC enterprise or group. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the general position of the SAT on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Pursuant to SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books and records, company seals, board and shareholder minutes are kept in China; and (iv) no less than half of its directors or senior management with voting rights reside in the PRC. However, SAT Circular 82 does not explicitly provide whether it is applicable to an offshore enterprise controlled by a Chinese natural person. Although our board of directors and management are mainly located in PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If the PRC tax authorities determine that we are the PRC “resident enterprise” for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC “resident enterprise.” This could reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (the “SAT Circular 7”), which was amended in 2017. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, The SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under the SAT Circular 7 and/or the SAT Circular 37. For transfers of Ordinary Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT Circular 7 and/or the SAT Circular 37. As a result, we may be required to expend valuable resources to comply with the SAT Circular 7 and/or the SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Furthermore, loans by us to our PRC subsidiaries to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or twice times of their net worth, and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with relevant governmental authorities in China.

Any loans to our foreign-invested subsidiaries in PRC are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio or the Macro-prudential Management Mode, under relevant PRC laws and the loans must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. According to the Circular of the PBOC and the SAFE on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the macro-prudential Management Mode is decreased to two times from 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular of the State Administration of Foreign Exchange Concerning Reform of the Administrative Approaches to Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”), which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, we may not be able to use the capital for equity investments in the PRC in actual practice. The SAFE promulgated the Circular of the SAFE on the Policies for Reforming and Standardizing Management of Foreign Exchange Settlement under the Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. In addition, SAFE promulgated the Circular of the State Administration of Foreign Exchange Further Promoting Cross-border Trade and Investment Facilitation, on October 23, 2019 (“SAFE Circular 28”), pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new, its interpretation and implementation may be subject to future change.

Since the above-mentioned regulatory requirements in connection with loans in foreign currencies apply to any PRC domestic company, we shall also obey those requirements if we make such loans to the subsidiaries of our PRC subsidiaries. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China.

We must remit the offering proceeds to our PRC operating subsidiaries before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because it is uncertain how long it will take us to prepare the materials for submission, and also depends on the efficiencies of different SAFE branches.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Ordinary Shares.

The transfer of funds, dividends and other distributions between us and our subsidiaries is regulated by relevant laws and regulations.

To the extent funds are generated in our PRC operating subsidiaries, and may need to be used to fund operations outside of the PRC, current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, to the extent assets (other than cash) in our business are located in PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available. Furthermore, there can be no assurance about our ability to transfer or distribute cash, which if limited could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

Governmental management of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

According to the Administrative Regulations on Foreign Exchange of the PRC, the SAFE and its branches shall take the responsibilities to fulfill the management on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC in accordance with the relevant laws. We receive our revenues primarily in RMB. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, trade, and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in the PRC may be used to pay dividends to our company, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. However, approval from or registration with appropriate government authorities or designated banks is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval from SAFE or its designated banks to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than RMB owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than RMB. If we are prevented from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Ordinary Shares.

We are required to go through the filing procedures with the CSRC for our offering and listing on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

On February 17, 2023, the same date of the issuance of the Trial Administrative Measures which became effective on March 31, 2023, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Administrative Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC (collectively, the “Guidance Rules and Notice”). Under the Trial Administrative Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three working days following its submission of initial public offerings or listing application.

Our PRC counsel, Beijing DHH Law Firm (“DHH”), has advised us that, based on its understanding of the current PRC laws and regulations, our offering will be identified as an indirect overseas issuance and listing under the Trial Administrative Measures by CSRC, in view of the fact that the Trial Administrative Measures have come into effect on 31 March 2023, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. We may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

The approval of the CSRC or other PRC governmental authorities may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

Although (i) we did not establish our WFOE by merger or acquisition as defined in the M&A Rules; and (ii) when our Company set up its offshore holding structure, Shenzhen Pinganshun then was an existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules, and the acquisition by WFOE of the equity interest in Shenzhen Pinganshun was not subject to the M&A Rules, there is no assurance that the PRC governmental authorities would reach the same conclusion as we do, and the CSRC has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC governmental authorities.

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, any increasing oversight over overseas public offerings conducted by China-based issuers, which could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

According to the Trial Administrative Measures, our offering will be identified as an indirect overseas issuance and listing by the CSRC, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. We may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

In the event of the increasing oversight of the PRC laws and regulations over offerings that are conducted overseas and foreign investment in China-based issuers, any action could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of such Ordinary Shares to significantly decline or become worthless.

If the relevant PRC regulatory authorities were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, such action could limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC laws and regulations have imposed several requirements for approval from relevant PRC authorities regarding issuance and listing on overseas stock exchanges, see “Risk Factors – Risks Related to Doing Business in China –The approval of the CSRC or other PRC governmental authorities may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” on page 37 and “Risk Factors – Risks Related to Doing Business in China – We are subject to a variety of laws and obligations regarding data security, cybersecurity, privacy and personal information protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations, our listing and the offering.” on pages 30 and 31 of this prospectus.

If the PRC laws or regulations impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, any action could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors and cause the value of such Ordinary Shares to significantly decline or become worthless.

Changes in China’s economic or social conditions or government policies, could have a material effect on our business and operations.

All of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in the PRC generally that are beyond our control. Our business faces risks which include, but not limited to changes in local regulatory requirements, inflation, interest rates and general conditions, protection for intellectual property, policies governing world trade, fluctuating foreign exchange rates, the risks of war, and laws and policies affecting trade, investment, taxes and industry development. In addition, policies, regulations, rules, and the enforcement of laws of the PRC can have effects on economic conditions in the PRC and the ability of businesses to operate profitably. Accordingly, any negative change in the economic or social environment of the PRC or in the policies, laws and regulations in the PRC, or any adverse development related to any of the above risks may adversely affect our business, financial condition, results of operations and prospects.

You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.

We conduct all of our operations in China, and all of our assets are located in China, which is an emerging market. In addition, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, you may incur additional costs and procedural obstacles to effect service of process upon us or those persons inside the PRC.

It may also incur additional costs, and procedural obstacles for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

In accordance with the requirements of the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law, although PRC courts may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, there is no treaty or other forms of reciprocal arrangement between China and the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and how a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets and the proceeds from our initial public offering. Our reporting currency is the USD, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including USD, is based on rates published by the People’s Bank of China. The RMB has fluctuated against the USD, at times significantly and unpredictably. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

Any significant appreciation or depreciation of the RMB may affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Ordinary Shares.

To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately.

In addition, our currency exchange losses may be magnified by PRC exchange laws and regulations that affect our ability to convert RMB into foreign currency. See “Risk Factors — Governmental management of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” on page 37 of this prospectus. As a result, fluctuations in exchange rates may have a adverse effect on the price of our Ordinary Shares.

There are legal and other requirements for obtaining information needed for shareholder investigations or litigations outside China or otherwise with respect to foreign entities.

We conduct all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Administrative Measures (the “Article 26”), which was issued by the CSRC on February 17, 2023 and has come into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Article 11”), which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual in the PRC may provide the documents and materials relating to securities business activities to foreign securities regulators. See also “Risk Factors — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.” on page 39 of this prospectus.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

UEOPLE is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this prospectus, substantially all of our cash and assets are located in the PRC. The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC company’s subsidiaries during their ordinary business operation. As of the date of this prospectus, we have not been notified of any restrictions which could limit our PRC Subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to us (and ultimately our foreign investors) shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including requisite documents need to be submitted to the bank. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Pinganshun Group.

Among UEOPLE and its subsidiaries, cash can be transferred from UEOPLE and its subsidiary, Pinganshun Group as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC Subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. The PRC regulatory authorities manage the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong without completion of relevant foreign exchange formalities, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Further, if new regulatory requirements or measures are introduced regarding foreign exchange or capital transfer in the PRC in the future, our ability to transfer or distribute cash within our PRC Subsidiaries or to foreign investors may be affected, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the HFCA Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the company’s securities are prohibited from trading on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under the related process that will be implemented by the SEC.

On September 22, 2021, the PCAOB adopted rules to create a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, trading in our Ordinary Shares may be prohibited under the HFCA Act if the PCAOB later determines that it cannot inspect or investigate our auditor completely, and as a result Nasdaq may determine to delist our Ordinary Shares.

In addition, the Consolidated Appropriations Act which was enacted on December 29, 2022 amends the HFCA Act by decreasing the number of non-inspection years from three years to two.

Our auditor, WWC, is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. As such, it is not subject to the designations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our Ordinary Shares.

Risks Related to This Offering and the Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell the Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Ordinary Shares. We plan to list the Ordinary Shares on the Nasdaq Capital Market. Our Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the Ordinary Shares does not develop after this offering, the market price and liquidity of the Ordinary Shares will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Ordinary Shares will develop or that the market price of the Ordinary Shares will not decline below the initial public offering price.

The market price for the Ordinary Shares may be volatile.

The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Ordinary Shares.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our customers or our industry;

●	conditions in the access control system equipment business;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other access control system equipment companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid per share by our existing shareholders for their Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately $_____] per Ordinary Share, representing the difference between the initial public offering price of $[   ] per Ordinary Share and our net tangible book value per Ordinary Share as of [__________], 2023 after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. Immediately after the completion of this offering, we will have [__] Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and shareholders holding 5% or more of our Ordinary Shares have agreed not to sell our Ordinary Shares for a period of 180 days following the effective date of this prospectus, subject to extension under specified circumstances. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We will incur significantly increased costs as a result of being a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our Company’s internal controls and procedures. Our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market to regulatory investigations and to civil or criminal sanctions.

If we are listed on the Nasdaq Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Ordinary Shares are listed on the Nasdaq Capital Market but are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Ordinary Shares. In addition, if our Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Ordinary Shares are not so listed or are delisted at some later date, our Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Ordinary Shares might decline. If our Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds” on page 51 of this prospectus.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.

Based on the anticipated market price of our Ordinary Shares in this offering and expected price of our Ordinary Shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “United States Federal Income Tax Considerations”) holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Prospective U.S. Holders should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders who own our Ordinary Shares if we were determined to be a PFIC, see “United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our customer base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to retain effective intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	impact of COVID-19 pandemic on our business, results of operations, financial condition and cash flows;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” beginning on page 16 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons who are not nationals of or located in the United States, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168 to receive service of process with respect to any action brought against us in the United States.

Service of Process and Enforcement of Civil Liabilities in Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; or (b) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re- examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor a liability to pay a liquidated sum for which such judgment has been given, provided such judgment is:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained by fraud; and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Service of Process and Enforcement of Civil Liabilities in Hong Kong

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Service of Process and Enforcement of Civil Liabilities in the PRC

DHH, our counsel as to PRC law, has advised us that (1) there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (2) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

DHH has advised us that the recognition and enforcement of foreign judgments are provided under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. DHH has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest of the PRC may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As a result, it is uncertain whether and how a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. PRC courts will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

USE OF PROCEEDS

UEOPLE estimates that it will receive net proceeds of $[●] from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by UEOPLE and based upon an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the price range as set forth on the cover page of this prospectus, for net proceeds of approximately $[●].

UEOPLE plans to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Percentage of the net proceeds
Market expansion and enhancement of our brand recognition	35%
Research and development of new products and improvement of our existing product offerings	45%
General corporate purposes and working capital	20%

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. For those proceeds of this offering to be used in China, we will need to convert the proceeds from U.S. dollars to RMB by way of capital contributions or loans to our PRC subsidiaries. None of the proceeds of this offering can be loaned or contributed to our PRC subsidiaries without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. The relevant registration or approval processes for capital contributions typically take around eight weeks to complete. The registration or approval processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the registration or approval procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for its initial registered capital and increased registered capital, provided that our PRC subsidiaries complete the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries are permitted by the competent governmental authorities to adopt the traditional foreign exchange administration mechanism, or the current foreign debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the Notice of the People’s Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiaries. Based on the amount of net asset of our PRC subsidiaries as of December 31, 2021, the amount of loans we may provide for the PRC subsidiaries shall not exceed USD 5,593,908. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Therefore, we will adopt capital contributions or loans to our PRC subsidiaries in consideration of the available statutory limits set out above and other factors such as usage of the fund when using the proceeds to finance our business operations in the PRC.

DETERMINATION OF OFFERING PRICE

Since UEOPLE’s Ordinary Shares are not listed or quoted on any exchange or quotation system, the offering price of UEOPLE’s Ordinary Shares was determined by UEOPLE and the underwriter and is based on an assessment of UEOPLE’s financial condition and prospects, comparable companies with similar sizes and businesses currently traded on U.S. capital markets, and the general condition of the securities market. It does not necessarily bear any relationship to UEOPLE’s book value, assets, past operating results, financial condition or any other established criteria of value. Although UEOPLE’s Ordinary Shares are not listed on a public exchange, UEOPLE intends to obtain a listing on the Nasdaq Capital Market immediately after the closing of the offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Ordinary Shares. That price is subject to change as a result of market conditions and other factors, including the depth and liquidity of the market for the Ordinary Shares, investor perception of us and general economic and market conditions, and we cannot assure you that the Ordinary Shares can be resold at or above the public offering price.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” on pages 32 and 33 of this prospectus.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 124 of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following table sets forth UEOPLE’s capitalization as of [●]:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by UEOPLE.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” beginning on page 56 of this prospectus.

[●], 2023
	Actual	Actual	Adjusted(1)
	RMB	US$	US$
Shareholders’ equity:
Ordinary Shares, US$0.001 par value, authorized [ ] shares as of [●]; [●] shares issued and outstanding, as adjusted to reflect the [ ] Ordinary Shares issued and outstanding as of [●]
Shares subscription receivable
Retained earnings
Total shareholders’ equity

(1)	The number of ordinary shares to be outstanding after the offering is based on [●], which is the number of shares outstanding on [●].

DILUTION

If you invest in UEOPLE’s Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and UEOPLE’s net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

UEOPLE’s net tangible book value as of [●] was approximately $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of UEOPLE’s total consolidated tangible assets, less the amount of UEOPLE’s total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by UEOPLE.

After giving further effect to UEOPLE’s sale of [   ] Ordinary Shares in this offering at the assumed public offering price of $[   ] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by UEOPLE, UEOPLE’s pro forma as adjusted net tangible book value as of [●] is $[   ], or $[   ] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[   ] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[   ] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis.

Assumed initial public offering price per ordinary share	$	[ ]
Net tangible book value per Ordinary Share as of [ ]	$	[ ]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[ ]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[ ]
Dilution per Ordinary Share to new investors in this offering	$	[ ]

An increase (decrease) in the assumed initial public offering price of UEOPLE’s Ordinary Shares would increase (decrease) UEOPLE’s net tangible book value after giving effect to the offering assuming no change to the number of UEOPLE’s Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by UEOPLE.

To the extent that UEOPLE issues additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of [●], the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriter and the estimated offering expenses payable by UEOPLE.

	Ordinary Shares purchased			Total consideration				Average price per ordinary
	Number	Percent		Amount		Percent		share
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

The Company was incorporated under the laws of Cayman Islands on September 4, 2023 as an exempted company with limited liability and structured as a holding company. In order to prepare for this offering, a series of restructure actions were taken. On October 14, 2022, Renren Parking was incorporated under the laws of the British Virgin Islands with the sole purpose of being a holding company of Pinganshun Group. Upon incorporation, Renren Parking issued 100 ordinary shares, par value $1.00 per share, to UEOPLE Holding Limited, and subsequently on October 9, 2023, UEOPLE purchased all outstanding ordinary shares of Renren Parking from UEOPLE Holding Limited. On November 4, 2022, Pinganshun Group was incorporated under the laws of Hong Kong, with the sole purpose of being a holding company of WFOE. Upon incorporation, Pinganshun Group issued 100 ordinary shares, par value $1.00 per share, to Renren Parking. On November 6, 2023, WFOE was incorporated under the laws of the PRC. Upon incorporation, Pinganshun Group holds all outstanding equity interest of WFOE. On November 13, 2023, WFOE entered into a share purchase agreement with then shareholders of Shenzhen Pinganshun, including Shimeng Ke, Guo Ji, Ziqing Hong, Haixia Guo, Liying Liu, Yan Xu, Lanying Zhang, Jinhua Ke, Hongmei Chen, Yukun Gao, and Dongguan Youzhong Media Investment Center (Limited Partnership), pursuant to which WFOE purchased all equity interest of Shenzhen Pinganshun.

After the restructure actions, UEOPLE, the ultimate holding company, indirectly owns 100% in the equity interest of Shenzhen Pinganshun, which owns 100% of the equity interest of Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics, and Keshentong Network Engineering. As of the date of this prospectus, UEOPLE, Renren Parking, Pinganshun Group, and WFOE do not have any substantive business operations. We treat the PRC operating entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on September 4, 2023 as a holding company, UEOPLE. We through our subsidiaries in People’s Republic of China (“PRC” or “China”), offers customers an extensive array of products designed for use in access control systems which encompassing both hardware and software solutions, communication equipment parts and other services. We offer tailored products and services to address the unique requirements of customers, such as special function setting. We produce and sell high definition license plate recognition system, dynamic face recognition system, smart campus management system, Internet of Things access control management system, road access control system, other access control equipment and communication equipment parts to distributors and individual customers in PRC.

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure. On October 14, 2022, Renren Parking was incorporated under the laws of the British Virgin Islands with the sole purpose of being a holding company of Pinganshun Group. Upon incorporation, Renren Parking issued 100 ordinary shares, par value $1.00 per share, to UEOPLE Holding Limited, and subsequently on October 9, 2023, UEOPLE purchased all outstanding ordinary shares of Renren Parking from UEOPLE Holding Limited. On November 4, 2022, Pinganshun Group was incorporated under the laws of Hong Kong, with the sole purpose of being a holding company of WFOE. Upon incorporation, Pinganshun Group issued 100 ordinary shares, par value $1.00 per share, to Renren Parking. On November 6, 2023, WFOE was incorporated under the laws of the PRC. Upon incorporation, Pinganshun Group holds all outstanding equity interest of WFOE. On November 13, 2023, WFOE entered into a share purchase agreement with then shareholders of Shenzhen Pinganshun, including Shimeng Ke, Guo Ji, Ziqing Hong, Haixia Guo, Liying Liu, Yan Xu, Lanying Zhang, Jinhua Ke, Hongmei Chen, Yukun Gao, and Dongguan Youzhong Media Investment Center (Limited Partnership), pursuant to which WFOE purchased all equity interest of Shenzhen Pinganshun.

After the Reorganization, UEOPLE, the ultimate holding company, indirectly owns 100% in the equity interest of Shenzhen Pinganshun, which in turn owns 100% of the equity interest of Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics, and Keshentong Network Engineering. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to and after the Reorganization. The consolidation of UEOPLE and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be substantially the same as the results of operations for the period after the date of Reorganization.

We started our business in China in 2012 and have been focusing on providing solutions for intelligent parking and smart travel scenarios. We are a leading equipment supplier in China’s active parking utilization service market in terms of number of parking hardware shipments and profitability, according to Frost & Sullivan.

With the rapid urbanization in China and the increasing awareness of traffic safety, the demand for smart parking system products in commercial and residential buildings has increased significantly. With years of efforts in research and development in the intelligent parking industry, as well as our streamlined procurement and strict quality control, we are able to independently design and produce state-of-the-art equipment to meet the changing demands from the market. Our product offerings include HD (high-definition) License Plate Recognition System, Dynamic Facial Recognition System, Smart Access Control System, Advertising Access Control System, Channel Gate System, Rising Posts. Additionally, we offer other tailored products and services to address the unique requirements of some customers, such as special function setting, to accommodate their specific needs.

Key Financial Performance Indicators

To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenue, gross profit and gross margin, operating expenses, and operating income. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedbacks to key operating decisions and allow our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenue

Our revenue is derived primarily from sale of all kinds of access control system equipment. Our revenue is affected by our ability to continue innovate and develop products that consistently meet customers’ requirements. Furthermore, our revenue is also impacted by our ability to attract more customers to purchase from us and increase our market share.

Gross Profit and Gross Margin

Gross profit is calculated as the difference between revenue and cost of revenue. Gross margin is gross profit divided by revenue. Gross profit and gross margin are measures used by our management to evaluate the profitability of products we provided to our customers as well as how well our business strategy is executed and performed. Our gross profit and gross margin are impacted by many internal and external factors, such as our ability to effectively manage our inventory, manufacture and upgrade our operation, the overall demands and supply of access control system equipment, and overall Chinese economy. Historically, we were able to maintain a competitive gross margin and efficiently compete using advantages in our technology.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include standard salaries and welfare benefits paid to our sales personnel, shipping and handling costs and other marketing and promotion related expenses. We expect that our overall selling expenses will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily include employee compensation and welfare, lease expenses, depreciation expenses and office expenses. We expect our general and administrative expenses to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit and advisory services to increase as we become a public company upon the completion of this offering.

Our research and development expenses include costs directly attributable to the conduct of research and development projects, including use of materials, salaries and other benefits for research individuals. We expect our research and development expenses to continually increase in the near future to maintain our advantages in relevant access control system equipment technologies.

Operating Income

Operating income is calculated as gross profit minus operating expenses. Operating income excludes interest expenses, other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Results of Operations

This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

For the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the years ended December 31,		Variance
	2022	2021	Amount	%

Revenue	$14,262,157	$7,406,640	$6,855,517	92.6%
Cost of revenue	(10,110,706)	(5,181,606)	(4,929,100)	95.1%
Gross profit	4,151,451	2,225,034	1,926,417	86.6%
Operating expenses
Selling and marketing expenses	(535,227)	(508,117)	(27,110)	5.3%
General and administrative expenses	(586,217)	(288,051)	(298,166)	103.5%
Research and development expenses	(910,399)	(679,653)	(230,746)	34.0%
Allowance for doubtful accounts	(177,765)	(55,375)	(122,390)	221.0%
Impairment of prepayments to suppliers	(190,860)	(27,834)	(163,026)	585.7%
Total operating expenses	(2,400,468)	(1,559,030)	(841,438)	54.0%
Income from operations	1,750,983	666,004	1,084,979	162.9%
Other income (expenses)
Interest income	5,708	544	5,164	949.3%
Interest expense	(23,809)	(8,445)	(15,364)	181.9%
Other income, net	3,060	4,349	(1,289)	(29.6)%
Total other expenses, net	(15,041)	(3,552)	(11,489)	323.5%
Income before income taxes	1,735,942	662,452	1,073,490	162.0%
Income taxes (expenses) benefits	(204,540)	7,219	(211,759)	(2933.4)%
Net income	$1,531,402	$669,671	$861,731	128.7%

Revenue

We generated our revenue primarily from the sale of access control system equipment, sale of communication equipment parts, and providing supplemental technical support services. Total revenue for the year ended December 31, 2022 increased by $6,855,517, or 92.6%, to $14,262,157 from $7,406,640 for the year ended December 31, 2021. This increase was primarily due to a new product that was sold in fiscal year 2022, components for communications equipment, which is a module integrated to hardware product to facilitate communicate with 5G base stations, enabling devices to connect to 5G networks and transmit data.

	For the Years Ended December 31,		Variance
	2022	2021	Amount	%
Sale of access control system equipment	$9,881,875	$7,086,828	$2,795,047	39.4%
Sale of communication equipment parts	4,052,483	-	4,052,483	100%
Services	327,799	319,812	7,987	2.5%
Total	$14,262,157	$7,406,640	$6,855,517	92.6%

Sale of access control system equipment

Our sales of access control system equipment increased by about $2.8 million or 39.4% from $7,086,828 for the year ended December 31, 2021 to $9,881,875 for the year ended December 31, 2022. The increase in revenue from access control system equipment was mainly driven by the increase in weighted average unit price, offset by decrease in quantity sold. Our weighted average unit price was $64 per unit for the fiscal year 2022, which represented an increase of $23 per unit or 57.2% as compared to $41 per unit for the fiscal year 2021. We sold 153,711 units in fiscal year 2022, representing a decrease of 11.3% from 173,247 units sold in fiscal year 2021. The increase in the weighted average unit price and decrease in quantity sold was primarily due to the fact that we sold more access control system equipment with more features and higher selling prices in fiscal 2022. In order to capture more market share, we developed and launched more simplified access control system equipment hardware and upgraded supporting software during the second half of fiscal year 2022, while we were able to offer products with upgraded features at a lower price. As a result, we have attracted several new customers in the end of fiscal year 2022 to place orders on our access control equipment products.

Sale of communication equipment parts

Our sales of communication equipment parts increased by $4,052,483 or 100% from nil for the year ended December 31, 2021 to $4,052,483 for the year ended December 31, 2022. Communication equipment part is our high value-added new product offering launched in fiscal year 2022, which is a module integrated to hardware product to facilitate communicate with 5G base stations, enabling devices to connect to 5G networks and transmit data. The new product has attracted one new customer in fiscal 2022 and we have sold 6,460 units of communication equipment parts to this customer in fiscal 2022, and the average unit price was $627 per unit.

Other services

Revenue from services increased by $7,987 or 2.5% from $319,812 for the year ended June 30, 2021 to $327,799 for the year ended December 31, 2022. As our sales in equipment and parts have increased from fiscal year 2021 to fiscal year 2022, so as customers’ demand for technical support.

Cost of revenue

Our cost of revenue mainly included cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expenses, and other overhead. Write-down of inventory for lower of cost or net realizable value adjustment is also recorded in our cost of revenue. The following table sets forth the breakdown of our cost of revenue by category for the years ended December 31, 2022 and 2021, respectively.

	For the Years Ended December 31,		Variance
	2022	2021	Amount	%
Cost of access control system equipment	$6,848,398	$4,908,401	$1,939,997	39.5%
Cost of communication equipment parts	2,971,183	-	2,971,183	100%
Cost for services	291,125	273,205	17,920	6.6%
Total	$10,110,706	$5,181,606	$4,929,100	95.1%

Cost of revenue was $10,110,706 for the year ended December 31, 2022, increased by $4,929,100 or 95.1% as compared to $5,181,606 for the year ended December 31, 2021. Overall, the increase in cost of revenue is in line with the increase in revenue in the fiscal year 2022.

Our cost of access control system equipment increased by $1,939,997 or 39.5% from $4,908,401 for the year ended December 31, 2021 to $6,848,398 for the year ended December 31, 2022. The increase was mainly driven by the increase in weighted average unit cost, offset by decrease in quantity sold. Average unit cost of access control system equipment increased by $23 per unit or 57.2% from $41 per unit for the year ended December 31, 2021 to $64 per unit for the year ended December 31, 2022. The increase in the average unit cost and decrease in quantity sold was primarily due to the fact that we sold more access control system equipment with more features and higher selling prices in fiscal 2022. The corresponding unit cost of these products is also relatively high.

Our cost of communication equipment parts increased by $2,971,183 or 100% from $nil for the year ended December 31, 2021 to $2,971,183 for the year ended December 31, 2022. The increase was in line with the addition of new communication equipment part product launched in fiscal year 2022.

Cost for services increased by $17,920 or 6.6% from $273,205 for the year ended December 31, 2021 to $291,125 for the year ended December 31, 2022, which was in line with revenue increase in the year ended December 31, 2022.

Gross profit

The following table sets forth the breakdown of our gross profit and gross margin by category for the years ended December 31, 2022 and 2021, respectively.

	For the Years Ended December 31,
	2022		2021		Variance
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Sale of access control system equipment	$3,033,477	30.7%	$2,178,427	30.7%	$855,050	0.0%
Sale of communication equipment parts	1,081,300	26.7%	-	0.0%	1,081,300	26.7%
Services	36,674	11.2%	46,607	14.6%	(9,933)	(3.4)%
Total	$4,151,451	29.1%	$2,225,034	30.0%	$1,926,417	(0.9)%

Our gross profit increased by $1,926,417 from $2,225,034 for the year ended December 31, 2021 to $4,151,451 for the year ended December 31, 2022. The increase in gross profit was in line with the increase in revenue. The gross margin slightly decreased by 0.9% from 30.0% for the year ended December 31, 2021 to 29.1% for the year ended December 31, 2022.

Gross profit for sales of access control system equipment increased by $855,050, which was driven by increase in revenue from sales of access control system equipment. Gross margin was 30.7% for fiscal year 2022, which remained in line with that of fiscal year 2021.

Gross profit for sales of communication equipment parts was approximately $1.1 million for fiscal year 2022, which increased from $0 for fiscal year 2021, as communication equipment parts is our new product offering launched in the year of 2022, with a gross margin of 26.7%, which has lowered down the gross margin of the entire revenue.

Gross profit for services slightly decreased by $9,933, and gross margin slightly decreased by 3.4 % from fiscal year 2021 to 2022. We lowered our service prices to customers in order to attract more orders for our access control equipment and communication parts products.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022		2021		Variance
	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Amount	%
Operating expenses:
Selling and marketing expenses	$535,227	3.8%	$508,117	6.9%	$27,110	5.3%
General and administrative expenses	586,217	4.1%	288,051	3.9%	298,166	103.5%
Research and development expenses	910,399	6.4%	679,653	9.2%	230,746	34.0%
Allowance for doubtful accounts	177,765	1.2%	55,375	0.7%	122,390	221.0%
Impairment of prepayments to suppliers	190,860	1.3%	27,834	0.4%	163,026	585.7%
Total operating expenses	$2,400,468	16.8%	$1,559,030	21.0%	$841,438	54.0%

Selling expenses

Our selling expenses primarily included standard salaries and welfare benefits paid to our sales personnel, shipping and handling costs and other marketing and promotion related expenses.

Our selling expense increased by $27,110 or 5.3% from $508,117 for the year ended December 31, 2021 to $535,227 for the year ended December 31, 2022. As a percentage of revenue, our selling expenses accounted for 3.8% and 6.9% of our total revenue for the years ended December 31, 2022 and 2021, respectively. The increase in selling expenses was primarily due to the $39,267 increase in shipping and handling costs, which was driven by the increase in sales orders.

General and administrative expenses

Our general and administrative expenses primarily included employee compensation and welfare, lease expenses, depreciation expenses and office expenses.

Our general and administrative expenses increased by $298,166 or 103.5% from $288,051 for the year ended December 31, 2021 to $586,217 for the year ended December 31, 2022. As a percentage of revenue, general and administrative expenses accounted for 4.1% and 3.9% of revenue for the years ended December 31, 2022 and 2021, respectively. The increase in our general and administrative expenses was primarily contributed by increase of $187,764 in employee compensation and welfare, due to the overall expansion of our operations, and we recruited more employees within the year ended December 31, 2022.

Research and development expenses

Our research and development expenses included costs directly attributable to the conduct of research and development projects, including use of materials, salaries and other benefits for research individuals.

Our research and development expenses increased by $230,746 or 34.0% from $679,653 for the year ended December 31, 2021 to $910,399 in the year ended December 31, 2022. As a percentage of revenue, research and development expenses represented 6.4% and 9.2% of our consolidated revenue for the years ended December 31, 2022 and 2021, respectively. The increase in research and development expenses was mainly due to a $193,134 increase in material consumption and a $31,702 increase in salaries paid to research personnel, as we have launched several new research projects within fiscal 2022 in addition to on-going research projects.

Allowance for doubtful accounts expenses

Our allowance for doubtful accounts expenses primarily included allowances provided for accounts receivable.

Allowance for doubtful accounts expenses increased by $122,390 or 221.0% from $55,375 for the year ended December 31, 2021 to $177,765 for the year ended December 31, 2022. The significant increase is primarily because we made additional provisions on accounts that aged beyond their normal credit terms. For remaining accounts that aged within their normal credit terms, we believe we should be able to collect or realize them as scheduled.

Provision for income taxes

Our provision for income taxes was $204,540 for the year ended December 31, 2022, representing an increase of $211,759 from an income tax benefit of $7,219 for the year ended December 31, 2021. The increase in provision was mainly attributable to increase in income before income taxes comparing the two years. We were subject to income taxes on entity basis on income derived from the location in which each entity is domiciled.

UEOPLE was incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Renren Parking was incorporated in the British Virgin Islands as an offshore holding company and is currently exempted from income and corporate tax under the current laws of the British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Pinganshun Group was incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD2 million will be taxed at 16.5%. Pinganshun Group is not subject to income tax for fiscal year 2022 and 2021 as it had no operating activities during the years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis. PRC tax authority grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they will apply for HNTE status every three years. Since Shenzhen Pinganshun was recognized as a HNTE in October 2021, it is entitled to a reduced income tax rate of 15%, since the beginning of 2021.

According to the tax reduction policy for small and low-profit enterprises issued by the State Administration of Taxation of China in 2019, Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics and Keshentong Network Engineering are qualified for small and low-profit enterprises with an income tax rate of 2.5% for the years ended December 31, 2022 and 2021.

Our effective income tax rate was 11.8% and negative 1.1% for the years ended December 31, 2022 and 2021, respectively. The increase in our effective income tax rate was because we received less tax credits in related to research and development activities within fiscal 2022 when compared with fiscal 2021.

Net income

As a result of the foregoing, we reported a net income of $1.53 million and $0.67 million for the years ended December 31, 2022 and 2021, respectively.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our fully owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the subsidiaries. If our PRC subsidiaries incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends ultimately to UEOPLE. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capitals. The statutory reserve funds are not distributable as cash dividends. As of December 31, 2022 and 2021, the balance of the required statutory reserves was $122,850 and $4,457, respectively. Additionally, the paid-in capitals of our PRC subsidiaries are also considered as restricted. Accordingly, as of December 31, 2022 and 2021, total restricted net assets amounted to $2,019,947 and $42,293, respectively. There was no material impact of Covid-19 to our liquidity for the years ended December 31, 2021 and 2022.

As of December 31, 2022, we had cash of approximately $1.1 million. We did not have any other short-term investments. Our current assets were approximately $6.7 million as of December 31, 2022. Our current liabilities were approximately $4.3 million as of December 31, 2022. Our working capital as of December 31, 2022 was about $2.4 million.

We have historically funded our working capital needs from capital contributions from shareholders and borrowings from financial institutions and related parties. Presently, our principal sources of liquidity are primarily generated from our operations. Our working capital requirements are influenced by the level of our operations, our ability to manage accounts receivable collection and supply chain management.

As of December 31, 2022 all of our cash were held by our subsidiaries in China with banks and financial institutions inside China. Substantially all of our operations are conducted in China and all of our revenue, expenses are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with applicable supporting documentation. These currency exchange regulations may restrict the ability of our PRC subsidiaries to transfer their net assets to us through loans, advances or cash dividends. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of this offering, are subject to PRC regulations and approvals.

On a recurring basis, the primary future cash needs of the Company will be focused on operating activities, working capital, capital expenditures, investment, regulatory and compliance costs. We believe that our existing resources, including cash generated from operations, will be sufficient to meet our working capital requirement for our current operations over the next twelve months. In order to fully implement its business plan and sustain continued growth, the Company may also need to raise capital from outside investors.

The following table sets forth summary of our cash flows for the years ended December 31, 2022 and 2021, respectively.

	For the years ended
	December 31,
	2022	2021
Net cash used in operating activities	$(903,912)	$(776,133)
Net cash used in investing activities	(61,441)	(332,513)
Net cash provided by financing activities	1,432,974	1,197,321
Effect of exchange rate changes on cash	17,916	14,224
Net increase in cash	485,537	102,899
Cash, beginning of year	657,032	554,133
Cash, end of year	$1,142,569	$657,032

Operating Activities

Net cash used in operating activities was $903,912 and $776,133 for the years ended December 31, 2022 and 2021, respectively. When comparing fiscal 2022 with 2021:

●	For the year ended December 31, 2022, our net cash used in operating activities was approximately $0.9 million, which primarily resulted from (i) increase in prepayments to suppliers by approximately $2.0 million due to the expansion of our business and increased prepayments for purchasing of raw material; (ii) decrease in accounts payable by approximately $1.2 million due to increased prepayments to suppliers; (iii) increase in accounts receivable by approximately $0.9 million as our business grows; while partially offset by (i) net income of approximately $1.5 million; (ii) increase in other payables and accrued liabilities by approximately $0.5 million as we expanded our operations; and (iii) provision of allowance on doubtful accounts of approximately 0.4 million for provisions on accounts that aged beyond their normal credit terms.

●	For the year ended December 31, 2021, our net cash used in operating activities was approximately $0.8 million, which primarily resulted from (i) increase in inventories by approximately $1.5 million as we received more orders for fiscal 2022; (ii) increase in advance to suppliers by approximately $0.9 million due to our plan for business expansion and increased prepayments for purchasing of raw materials; and (iii) increase in accounts receivable by approximately 0.2 million as our business grows; while partially offset by (i) net income of approximately $0.7 million; and (ii) increase in advances from customers by approximately $0.6 million as we received more orders for fiscal 2022.

Investing Activities

Net cash used in investing activities was $61,441 for the year ended December 31, 2022, which was primarily provided by cash generated from disposal of equipment of $40,506, and offset by cash used for purchase of equipment of $19,675.

Net cash used in investing activities was $332,513 for the year ended December 31, 2021, which was used to purchase equipment.

Financing Activities

Net cash provided by financing activities was $1.4 million for the year ended December 31, 2022, which primarily included proceeds from short-term bank loans of $1.2 million and capital contribution of $1.9 million from our existing shareholders, and partially offset by the repayment of a related party loan of $1.5 million.

Net cash provided by financing activities was $1.2 million for the year ended December 31, 2021, which was primarily contributed by about $1.0 million in proceeds from loans lent from a related party.

Impact of COVID-19 Pandemic

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, during the first half of 2022, there have been outbreaks of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shenzhen, Shanghai, Beijing, Guangzhou and Suzhou, and etc., and local governments imposed new restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities. However, the Company’s operation in the years ended December 31, 2022 and 2021 was not significantly impacted by the COVID-19 Pandemic. As the date of this prospectus, Chinese government has loosened its policy and no longer imposes lockdown measures due to COVID-19. As a result, China’s economy is expected to become more active. The Company will continue to closely monitor the situation throughout 2023 and beyond.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) leases.

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue of the Company primarily consists of sales of all kinds of access control system equipment and service income.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with clients, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products. The payment is generally due in 30 to 365 days after the goods or services transferred to customers. In the event the Company receives a certain amount in advance from a customer, such advance is recorded as a liability. The Company will recognize revenue and reduce the liability after it fulfills the performance obligation.

(a) Sale of access control system equipment

The Company produces and sells all kinds of access control system equipment, such as HD license plate recognition system equipment, dynamic face recognition system equipment, smart campus management system equipment, Internet of Things access control management system equipment, road gate system equipment, channel gate system equipment and other access control system equipment. The Company recognizes revenue when the equipment is delivered and control has been passed to the customer. Product delivery is evidenced by warehouse shipping log as well as receipt documents signed by the customer upon delivery, depending on the delivery terms negotiated between the Company and customers on a customer-by-customer basis. The transaction price is determined based on fixed consideration in the Company’s customer contracts. Upon acceptance by the customer, the Company expects to receive the amount of consideration specified in the contract.  The majority of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises (i.e. the product warranty) in the contracts and is, therefore, not distinct. The respective revenue is recognized at a point in time. The Company generally provides a warranty for a period of 12 months after the customers receives the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company does not sell the warranty separately. From its past experience, the Company did not experience any material warranty costs and, therefore, the Company does not believe provision for warranty cost is necessary for the years ended December 31, 2022 and 2021. Typical payment terms set forth in the purchase order ranges from 90 to 180 days from invoice date.

(b) Sale of communication equipment parts

For the sales of communication equipment parts, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 90 to 180 days from invoice date.

(c) Other services

The Company provides additional services besides products according to the needs of customers, such as the special function setting service of products etc. The Company typically receives such request from its customers which will set forth the terms and conditions including the transaction price, services to be provided, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation that the Company has completed the services agreed upon in the contract. The Company recognizes revenue at the point when related services are rendered and accepted by the customers. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented.

The Company determines if an arrangement is a lease at inception. On the Company’s consolidated balance sheets, right-of-use (“ROU”) assets, current portion of lease liabilities, and non-current portion of lease liabilities are accounted.

ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently Issued Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company financial statements.

INDUSTRY

The information that appears in this Industry Overview contains information and statistics on the industry in which we operate. Certain information and statistics set forth in this section have been extracted from a market research report by Frost & Sullivan (the “Frost & Sullivan Report”), an independent third party which we commissioned. We believe that the sources of information contained in this Industry Overview are appropriate sources for such information and have taken reasonable care in reproducing such information. We have no reason to believe that such information is false or misleading or that any material fact has been omitted that would render such information false or misleading.

Introduction of China’s Socio-Spatial Resource Restraints

Socio-spatial resources are space in cities that can be exploited for economic or other benefits. Based on different types of functions, urban space could be used for business, industrial production, residential purposes, etc. The assessment of urban resource suitability hinges on a variety of factors, including both natural resources and socio-economic considerations. Given the substantial population of China, socio-spatial constraints are notably prevalent, particularly in first-tier and emerging first-tier cities.

Despite lowered birth rate, China maintains a large population.

Population in China increased with a slower growth rate during the past few years. It increased from 1,405.1 million in 2018 to 1,412.6 million in 2022, with a CAGR of 0.1%. Factors such as increasing urbanization, decreasing willingness to get married, and gender imbalances altogether lead to lower birth rates. The population in China has started to show insufficient growth momentum. Thus, it is expected that population in China will decrease to 1,404.3 million in 2027, with a CAGR of -0.1%. Despite the lowered growth, China’s population remains significantly substantial. Consequently, resource allocation and management still present challenges.

Source: Frost & Sullivan

China remains the world’s largest passenger vehicle market.

China is the world’s largest passenger vehicle market and has achieved significant growth in recent years, driven by increased consumer purchasing power, improved individual living standards, rapid urbanization, and demand for enhanced travel experiences and efficiency. The number of passenger vehicles in operation (PARC) in China increased from 203.2 million in 2018 to 286.8 million in 2022, with a CAGR of 9.0%. PARC in China is expected to reach 415.8 million vehicles in 2027, with a CAGR of 7.7%. PARC in first-tier cities in 2022 was approximately 60.57 million, taking up 21.1% of total PARC in China. PARC in second-tier cities, approximately 55.67 million in 2022, take up 19.4% of the total PARC in China. PARC in third and lower-tier cities, approximately 170.56 million, takes up 59.5% of the total PARC in China.

Source: Frost & Sullivan	Source: Frost & Sullivan

Despite increased parking spaces and parking space ratio in China, the increase cannot fully meet residents’ parking demand.

The number of parking spaces in China increased over the past five years from 92.3 million in 2018 to 174.7 million in 2022, with a CAGR of 17.3%. As PARC grew quickly, an increase in parking spaces cannot fully meet parking demand. Chinese government endeavors to build parking spaces to fill the gap between supply and demand. With the government’s effort and the development of smart parking spaces, it is forecasted that the number of parking spaces will increase to 340.9 million in 2027, with a CAGR of 14.3%. Similarly, parking spaces ratio  (number of parking spaces / number of PARC) in China increased from 0.40 in 2018 to 0.55 in 2022. The gap between supply and demand is narrowing due to parking spaces being gradually constructed through the years. The growth rate was slower in 2022 because of the lockdown due to the COVID-19 pandemic and weak performance in the real estate market. With more parking spaces being constructed, parking spaces ratio is expected to increase to 0.74 in the year 2027.

Source: Frost & Sullivan

Source: Frost & Sullivan

Low utilization ratio of parking spaces in China signifies low efficiency in social-spatial resource utilization.

Among China’s first-tier or emerging first-tier cities, Shenzhen presents highest utilization ratio of parking spaces, reaching 55% in 2022. Xi’an also has a relatively higher utilization ratio of parking spaces of 52% in 2022. All other cities utilization ratio of parking spaces were all less than 50% in 2022. The relative low utilization ratios reflected that parking spaces were not utilized efficiently, creating difficulty for resident parking. Accordingly, it is crucial to improve the utilization ratio of parking spaces by implementing smart parking systems.

Source: Frost & Sullivan

Critical Issues in Utilization of Parking Resources

Underutilization of parking spaces

In China, the availability of parking resources on public streets is constrained, and the utilization rate of underground parking spaces is notably below 20%. This substantial disparity implies that a lack of integration between information pertaining to underground and on-street parking spaces results in a disconnection. Therefore, the misalignment of vehicle and parking space data directly contributes to underutilization of parking facilities.

Safety Concerns

Through the deployment of both hardware and software solutions within parking facilities, residential communities, and office buildings, access to these areas can be effectively managed. Automated gates serve the dual purpose of facilitating pedestrian flow control to prevent overcrowding and stampedes, while also ensuring that only authorized individuals gain entry. This approach applies similarly to parking areas, where the implementation of advanced parking systems allows for the recording of relevant information and provides valuable assistance to security personnel.

High Overall Operating Costs

Operational inefficiencies have the potential to escalate operating costs. If residents are directed to park in assigned spaces manually, it subsequently requires navigating through the cumbersome procedures of locating exits, facilitating parking payments, and similar tasks. This situation often results in vehicular congestion and inconveniences associated with both ingress and egress. Additionally, traditional entrances necessitate the presence of security personnel, whereas residents can seamlessly gain access via the installed system, utilizing authentication methods such as access cards or facial recognition technology.

Difficulty in Parking

The absence of readily available real-time parking space usage information poses a significant challenge for vehicle owners, particularly in first-tier cities and downtown districts. This deficiency not only results in suboptimal parking experiences for car owners but also places additional stress on urban traffic management systems.

Inconvenience in Parking Payment

The challenge of paying parking fees presents an ongoing concern. Numerous parking facilities lack the sophistication of intelligent payment systems, necessitating manual fee transactions. A manual payment process not only introduces complexities but also raises potential security issues. Additionally, certain parking facilities may impose exorbitant fees, motivating individuals to explore alternative options, thereby intensifying the pressure on parking space demand.

Elevated Traffic Volumes During Peak Hours

China boasts a substantial population base, and this demographic density manifests in congestion and crowding issues, notably evident during peak hours at transportation hubs like railway stations, airports, shopping centers, and public transport terminals. This congestion significantly hampers daily commuting efficiency and concurrently engenders a myriad of associated challenges, including safety concerns.

Overview of China’s Active Parking Utilization Service Market

“Active parking utilization service providers” refers to key players committed to delivering a spectrum of products and services. The primary objective is to facilitate and empower car owners, parking space providers, governmental bodies, and the local economies. The range of services offered encompasses, but is not limited to, the sharing of parking space information, reservation services, comprehensive solution, advertising and marketing initiatives to broaden the customer base, and value-added services to neighboring industries. The corresponding product portfolio includes hardware and software solutions, complemented by related services. The market’s existence is fundamentally rooted in addressing the prevailing challenges associated with passive parking (as opposed to active parking, situation where car owners have to find parking space themselves without information available in advance)  and the optimization of surrounding resources.

Supply Chain of China’s Active Parking Utilization Service Market

The chart below demonstrates the supply chain of China’s active parking utilization service market:

Source: Frost & Sullivan

Market Size Analysis

China’s Parking Service Industry

The market size of China’s parking service industry increased from RMB 564.2 billion in 2018 to RMB 873.1 billion in 2022, with a CAGR of 11.5% from 2018 to 2022, due to the increase in the parking fee and PARC. With the rising per capita purchasing power in China, an increasing number of residents have the means to acquire their own vehicles. This surge in vehicle ownership has correspondingly elevated the demand for parking facilities, thereby paving the way for substantial market growth potential. The market size of China’s parking service industry is expected to reach RMB 1,397.6 billion in 2027, with a CAGR of 9.9% from 2022 to 2027.

Source: Frost & Sullivan

China’s Active Parking Utilization Service Market

The market size of China’s active parking utilization service industry increased from RMB 45.3 billion in 2018 to RMB 117.2 billion in 2022, with a CAGR of 26.0% from 2018 to 2022, which was attributable to PARC in operation, increased parking fees, and increased revenue from innovative business models in the industry. With an increasing need for active parking utilization providers, the market is expected to grow rapidly to reach RMB 410.1 billion in 2027, with a CAGR of 30.8% from 2022 to 2027.

Source: Frost & Sullivan

In terms of specific subdivisions of the market, car parking information and reservation market increased from RMB 1.1 billion in 2018 to RMB 1.6 billion in 2022. The solution provision and advertising market increased from RMB 12.1 billion in 2018 to RMB 34.9 billion in 2022, with a CAGR of 30.3%, which is the fastest-growing market. The market of management and promotion of economic flows in neighboring spaces is expected to reach RMB 309.4 billion in 2027, with a CAGR of 30.8% from 2022 to 2027.

Source: Frost & Sullivan

The market size of China’s pedestrian gate market was 157.0 million RMB in 2018. It reached 362.8 million RMB in 2022, with a CAGR of 23.3%. Pedestrian gates could help to prevent overcrowding and ensure pedestrian and traffic safety. The increasing adoption of pedestrian gates, driven by advancements in both hardware and software, has become more prevalent among both residential and commercial sectors. The market is forecasted to reach 682.5 million RMB in 2027.

Source: Frost & Sullivan

Penetration Rate in China’s Active Parking Utilization Service Market

It is expected that China’s active parking utilization service penetration rate will gradually increase. This is attributable to two primary factors: (i) The growing adoption of smart devices is driven by the increasing convenience offered by these devices as technology advances and mobile phone software applications become more accessible; and (ii) Governmental initiatives aimed at robustly supporting digital transformation and the widespread promotion of smart city development are facilitating the broader deployment of relevant hardware infrastructure.

Source: Frost & Sullivan

Total Addressable Market (TAM) of China’s Active Parking Utilization Service

China’s active parking utilization service market size was RMB 111.6 billion in 2022, but with the associated increase in penetration, there is a vast market space that can be addressed in the future. In particular, the management of economic flows in the neighboring space and the market promotion efforts will bring additional economic benefits. This is attributable to the extensive downstream market potential that offers significant revenue opportunities for active parking utilization service providers. These opportunities encompass multiple sectors, including catering, lifestyle, entertainment, and the automotive aftermarket  (the secondary parts market of the automotive industry including auto repair), where there is a strong demand for active parking utilization services.

Source: Frost & Sullivan

Market Driver Analysis

Governmental Incentive: In response to the challenge of addressing parking difficulties, government authorities in China have proactively introduced a comprehensive set of industrial policies aimed at enhancing the development and operation of urban parking infrastructure. The government also promotes the intelligent upgrading of parking facilities and the implementation of related applications to achieve high-quality parking services. Meanwhile, the active parking resource management services provide novel approaches to invigorate urban economic innovation. The government is committed to efficiently collaborating with relevant industries to enhance the vibrancy of the local economy and augment cities’ capacity for innovative economic advancement.

Increasing Demand for Parking Facility and Underutilization of Existing Resources: In recent years, as the Chinese national economy has exhibited substantial growth, the consumption capacity of Chinese residents has increased notably. This surge in consumption has fostered strong and consistent demand for automotive products, consequently leading to a rapid increase in the number of automobiles. However, the pace of domestic parking facility construction significantly lags the rate of car ownership growth, resulting in a considerable disparity in parking space supply. Simultaneously, existing parking resources are underutilized due to a lack of unified coordination and management, further exacerbating the challenge of parking availability. Addressing this issue necessitates a pressing enhancement of parking management standards and parking operational efficiency. The aim is to rectify the urban parking space supply-demand imbalance. It is believed that this substantial and growing industry demand will lead to a phase of dynamic development.

Technology Innovation: The recent rapid advancements in autonomous driving technology, big data, cloud platforms, communication networks, sensing devices, positioning systems have resulted in a significant number of high-quality development opportunities for the active parking resource management service industry.

Increasing Demand for Property Management Products: In the background of a rising demand for property management in residential communities, office buildings, and other property management sectors, property management methods have witnessed substantial transformation. The shift from conventional manual management to intelligent systems has considerably augmented the demand for diverse and personalized access control and management products. Nowadays, access control and management products have evolved into indispensable assets for residential communities and office buildings. This surge in demand is acting as a catalyst, propelling the industry’s rapid development.

Increasing Population and Accelerating Urbanization: The growing global population and the rapid pace of urbanization have resulted in an exponential increase in the demand for smart control equipment. Urbanization, marked by its expansion and acceleration, has introduced numerous challenges for city management. Issues such as traffic congestion and public safety have gained prominence, significantly impacting the quality of life for urban residents. The advent of intelligent control equipment offers an effective remedy to address these challenges.

Increasing Demand for Efficiency Improvement: Smart parking devices and crowd control devices are in increasing demand because they can effectively save human resources and costs and improve efficiency. Smart parking devices offer an effective solution to the persistent issue of parking scarcity. This allows vehicle owners to swiftly locate parking spaces, eliminating the need for prolonged and resource-intensive searches. This, in turn, translates into savings in human resources and associated costs. The crowd control equipment can effectively control the flow of people, effectively avoiding congestion and reducing the occurrence of safety accidents, which also leads to savings in human resources and costs. The collective ability of intelligent parking and crowd control equipment to optimize resource utilization and enhance operational efficiency positions them as key drivers of demand in the industry.

Entry Barrier Analysis

Hardware Laying: Active parking utilization service providers need to promptly secure parking space resources through extensive hardware deployment, thereby establishing the groundwork for future revenue generation through innovation. The large-scale rollout of hardware necessitates substantial capital investment and the capacity to collaborate effectively with various partners. This represents a barrier that poses challenges for new entrants to surmount within a brief timeframe.

Diversified Business Ecosystem: A diversified business ecosystem offers customers and businesses a broader array of service scenarios, ultimately enhancing customer loyalty. Meanwhile, innovative revenue and a diversified business ecosystem complement each other, increasing revenue and empowering economic development.

Resource Integration: High-caliber service providers need to have a wide range of upstream and downstream resources and the ability to integrate resources to connect more business networks and provide users with more comprehensive information.

Understanding of Industry: Service providers need to have a profound understanding of parking needs in different scenarios to provide differentiated scenario-specific services. In this way, companies create more innovative revenue channels and gains competitive advantages in the long term.

R&D Capabilities: Service providers must prioritize technology R&D. Sustained R&D investment can enable service providers to develop a full range of products and applications from front-end smart hardware to AI video technology, cloud platform services, IoT technology, payment and settlement solutions, and mobile applications. The successful development of relevant technologies is a complex process, which may not be achieved in the short term.

Source of Information

In connection with the Offering, we have engaged Frost & Sullivan to conduct a detailed analysis and prepare an industry report on the markets in which we operate. Services provided by Frost & Sullivan include market assessments, competitive benchmarking, and strategic and market planning for a variety of industries. Except for the Frost & Sullivan Report, we did not commission any other industry report in connection with the Offering.

We have extracted certain information from the Frost & Sullivan Report in this section, as well as in the sections headed “Summary,” “Risk Factors,” “Business,” and elsewhere in this prospectus to provide our potential investors with a more comprehensive presentation of the industries in which we operate. Unless otherwise noted, all the data and forecasts contained in this section are derived from the Frost & Sullivan Report. Projected data was obtained from historical data analysis plotted against macroeconomic data with reference to specific industry-related factors. Frost & Sullivan believes that the basic assumptions used in preparing the Frost & Sullivan Report, including those used to make future projections, are factual, correct and not misleading. Frost & Sullivan has independently analyzed the information, but the accuracy of the conclusions of its review largely relies on the accuracy of the information collected. Frost & Sullivan research may be affected by the accuracy of these assumptions and the choice of these primary and secondary sources.

BUSINESS

“The Company”, “we”, or “us” in this Business section refers to UEOPLE Technology Company Limited and its subsidiaries, unless the context otherwise indicates.

Overview

UEOPLE is a holding company that was incorporated under the laws of the Cayman Islands on September 4, 2023. As a holding company with no material operations of our own, we conduct our operations in China through our six PRC operating subsidiaries to provide access control system equipment, such as HD (high definition) license plate recognition system, dynamic face recognition system, smart campus management system, Internet of Things access control management system, road access control system, and other access control equipment. We also provide custom made hardware based on needs of our customers.

Milestone Accomplishments

We are a leading equipment supplier in China’s active parking utilization service market in terms of number of parking hardware shipments and profitability, according to Frost & Sullivan. We started our business in 2012 and have been focusing on research and development of equipment used in intelligent parking and smart travel scenarios.

With the rapid urbanization in China and the increasing awareness of traffic safety, the demand for active parking utilization system products in commercial and residential buildings has increased, including demand for intelligent license plate recognition solutions, intelligent vehicle gate valves, roadblocks, facial recognition secure access systems, etc. The demand translates into a huge market for active parking utilization systems and related products, and we participate in this growing market by supplying equipment parts and compatible software that are used to build active parking utilization systems.

Our products and services are sold to various types of customers including residential compound, public parking lots, commercial complexes, airports, schools, office buildings, and industrial parks. As of the date of this prospectus, we have installed our access control system equipment in parking lots in approximately 300 cities across China.

Our Products and Services

We offer our customers an extensive array of products and services designed for use in access control systems, encompassing both hardware and software solutions. Additionally, we offer other tailored products and services to address the unique requirements of some customers, such as special function setting, to accommodate their specific needs.

Access Control System

Our access control system hardware products consist of HD License Place Recognition System, Dynamic Facial Recognition System, Smart Access Control System, Advertising Access Control System, Channel Gate System, and Rising Posts. These products can be sold to customers alone, or to be integrated in our comprehensive access control solutions to meet our customers’ specific access control need. We integrate an online maintenance system in each of our hardware to provide our customers with wireless control over our software systems through WeChat Mini Program Pinganshun Intelligent Community (平安顺智慧社区) so that our customers can manage their parking lot without need to download extra mobile application.

Our access control system hardware products could be further categorized in the following six categories:

1.	HD License Plate Recognition System

Our HD License Plate Recognition System is a solution engineered for precise and efficient license plate recognition. It incorporates high-definition imaging technology and advanced software algorithms, including a three million or four million high-definition pixel CMOS (complementary metal-oxide semiconductor) image sensor with a maximum angle of 60 degrees and recognition accuracy rate of approximately 99.8%, ensuring accurate identification of license plates in various parking scenarios. The system combines barrier gates, cameras, display screens, voice announcement, and lighting hardware. The system could be easily installed and maintained: we believe we are one of the first hardware provider in China’s active parking utilization service market industry to integrate our innovative Bluetooth Testing and Adjustment function into our system, so our customers are able to install and adjust the system directly on their mobile devices. With no human management necessary during its operation, our HD License Plate Recognition could intelligently manage access in and out of a parking lot or any facility. Our customers can charge parking fees through WeChat or Alipay, which are commonly used third-party applications in the PRC. As of date of this prospectus, we have in total 19 HD License Plate Recognition System products.

Some of our premier HD License Plate Recognition Systems with different functionality and technical specifications

2.	Dynamic Facial Recognition System

Our Dynamic Facial Recognition System is a sophisticated and highly functional solution that leverages the latest technology. The system is designed to provide seamless high-accuracy facial detection and verification capabilities, prioritizing both security and convenience. The system could be widely applied in access control settings in commercial, office and residential buildings. As of date of this prospectus, we have in total four Dynamic Facial Recognition products.

Our Binocular Cylindrical Facial Recognition System

Our Binocular Tablet Facial Recognition System

3.	Smart Access Control System

Our Smart Access Control System provides an intelligent solution in parking management scenario. Equipped with wireless remote control, manager of the system could remotely turn up and down the arm of the system to allow or deny guest access. We can also offer our customers customization in the design of the system to fit their needs. As of the date of this prospectus, we have in total three Smart Access Control System products, and they provide different functionality in terms of response speed.

Our Smart Access Control Systems

4.	Advertising Access Control System

Our Advertising Access Control System is a pedestrian access control gate that is typically installed in residential compound, pedestrian path, or factory to regulate pedestrian access. The product is designed in a way that allows advertisements on the gate so that our customers could benefit from extra advertisement revenue. We can design the gate to be opened in various manners as appropriate for the relevant space. As of the date of this prospectus, we have in total three Advertising Access Control System products, and they vary in terms of how the gates open for pedestrians, the way advertisement are displayed, and the way access is granted (by swiping a card, NFC (near-field communication) devices, or facial recognition).

Sliding Gate	Expandable Gate	Expandable Gate with Advertisement

5.	Channel Gate System

Our Channel Gate System is a portfolio of products that regulate pedestrian access in commercial, building, residential compound, subway, or other scenario where access control is needed. Access could be granted by swiping a card, facial recognition, or phone unlocking. Our Channel Gate System products are designed with fast reaction speed, allowing pedestrians to access quickly in approximately 0.8 seconds, so that 45-60 pedestrians could pass in one minute. As of the date of this prospectus, we have in total three Channel Gate System products, and they grant access to pedestrians by swiping a card, NFC devices, or facial recognition.

Our Channel Gate System product offerings.

6.	Rising Posts

Our Rising Posts are retractable or rising columns typically used in access control settings. These bollards or posts can be raised or lowered to control vehicular or pedestrian access to certain areas, providing a flexible and effective means of traffic management and security. As of the date of this prospectus, we have in total two Rising Posts products, with different size to fit into different environment.

Fixed Road Barrier	Automatic Rising Post

Intelligent Parking Management Software

For each of our hardware product offering, we provide integrated software that supports functions of the hardware. For example, for our HD License Plate Recognition System, we developed a compatible HD Plate Recognition Management Software that enables our customers to manage their parking lot remotely. Through the HD Plate Recognition Management Software, our customers can adjust settings of the system, such as settings of the LED screen, payment standards, and payment methods. The management software also aggregate data generated from the operation and provide our customers with intel of their parking lot management operation to help them maximize revenue and utilization of the parking lot.

The management interface of our HD Plate Recognition Management Software, which is compatible to the HD License Plate Recognition System.

In addition to software offerings compatible with our systems, we designed our proprietary intelligent parking management software Upo Cloud Parking, which is accessed through WeChat Mini Program Pinganshun Intelligent Community (平安顺智慧社区) so that our customers can manage their parking lots without need to download extra mobile application. Upo Cloud Parking can support automatic vehicle access, entrance and exit authentication, vehicle monitoring, reserved parking, and billing (via Wechat, Unionpay, or Alipay) of our customers. Upo Cloud Parking can also generate reports of entrance/exit records and payment records for our customers. By using Upo Cloud Parking, customers are able to make use of the extra parking spaces in the parking lot while managing the parking lot with no human presence required.

Demonstration of the user interface in WeChat Mini Program of Pinganshun Intelligent Community (平安顺智慧社区), an intelligent parking management software

Demonstration of the management interface of Pinganshun Intelligent Community (平安顺智慧社区), an intelligent parking management software

Communication Equipment Parts

In addition to access control systems, we offer communication equipment parts to our customers, which can be applied or integrated into our customers’ IoT devices such as license plate recognition system, access control system, or security surveillance system to facilitate communication through wireless network.

Our communication equipment parts consist of a set of circuits, antennas, and chips designed to communicate with 5G networks, allowing users to access faster internet connection speeds and lower latency. Communication equipment parts have the capability to communicate with 5G base stations, enabling devices to connect to 5G networks and transmit data. Communication equipment parts typically support multiple 5G frequency bands to ensure that devices can connect in different geographic locations and network conditions, and they are also designed to reduce communication latency and ensure high data transfer speeds, which are crucial for applications requiring real-time responsiveness such as active parking utilization scenarios.

Our Communicate Equipment Parts products

Key features of our 5G modules include:

●	Energy Efficiency: our products are optimized for energy savings, ensuring that devices efficiently utilize power resources, reducing environmental impact.

●	High Security: our 5G modules are equipped with robust security measures, safeguarding data during transmission, and providing a high level of protection against cyber threats, making them ideal for sensitive applications.

●	Stable Data Transport: our 5G modules excel in maintaining a steady flow of data, ensuring consistent and reliable data transfer, which is crucial for IoT applications and seamless user experience.

Other Services

In addition to sale of access control systems and communication equipment parts, we provide supplementary offerings that complements our core products. These services include:

●	Technical Support and Guidance: Our technical support and guidance services are designed to provide expert assistance to our customers, whether they require trouble shooting or need guidance on optimizing the access control systems. We offer in-depth technical advice to ensure our customers get the most of our hardware products.

●	Equipment Installation and Construction Marking: Proper installation of hardware equipment and clear construction marking (markings on construction sites to mark locations of the hardware equipment) are critical to the success of our products. Our skilled technicians are professional to handle the installation of various product offerings, ensuring that they function optimally. We provide construction marking services to help our customers achieve their operational need with precision and accuracy.

Our Growth Strategies

Maintain our leadership position with increased Research and Development (R&D) effort and innovative technologies.

We plan to maintain our leadership position in China’s active parking utilization service market by increasing investment in our R&D efforts. Leveraging our resources in industry and our close connection with our customers, we are able to identify our customers need quickly and design hardware and software for them. The core challenge in our industry is to improve the traffic efficiency of parking lot and access speed in various entrance. To deliver the most advanced products in the industry, we plan to continuously invest in hardware R&D, to improve the recognition rate and operating speed of our equipment. We will also invest in relevant software R&D so to help our customers reduce operating costs of their parking lots, to provide more reliable unmanned parking lot solution and improve parking lot utilization rate.

Strengthen our marketing and sales network to serve expanding customer base in China.

We plan to expand sales channels of our products and build a national sales network to better serve the changing needs of our customers and reach to more customers with access control needs. Specifically, we intend to strengthen our marketing efforts through integration of industry resource, to actively collaborates with industry associations and organizations, including accessing more partners and customers through participating industry exhibitions, such as China Public Security Expo, a biannual event organized in Shenzhen, China, that focuses on showcasing and discussing various security-related products, technologies, and solutions. Building and maintaining strong relationships with our customers is the cornerstone of our successful sales of products: we regularly visit our customers to form a channel for understanding our customers’ experience and helps in building lasting relationships. We will also optimize our users’ experience by investing more in user management to provide one-stop solutions, which will increase our customer loyalty and retention.

Enhance our manufacturing capability and variety of our product offering.

We currently assemble our hardware products in our facility located in Shenzhen, China. As we expand our sales channels to attract more customers, we plan to enhance our manufacturing capability to accommodate our customers’ changing needs. We plan to identify peer system manufacturers as suitable merger and acquisition target and complete such merger in the next three years, if they have innovative technology or manufacturing capability that will suit our customers’ demand. With enhanced manufacturing capability gained from our potential merger and acquisition target, we hope to be able to provide our customers with comprehensive product offering and one-stop service in the active parking utilization service market.

Our Competitive Advantages

Streamlined Procurement and Efficient Assembly.

We are dedicated to delivering excellence across every aspect of our operations, and our strategy reflects this commitment. We have established centralized procurement processes and optimized assembly line operations, ensuring a systematic and cost-effective approach to production. This approach allows us to significantly reduce production costs while maintaining high product quality.

Stringent Quality Control

Quality is at the core of our values. Our comprehensive internal and external quality control systems are designed and executed to ensure that every product that leaves our facilities meets and exceeds stringent quality benchmarks.

Exceptional Customer Service

To further enhance the customer experience, we have invested significantly in our pre-sales and after-sales teams. Our pre-sales marketing teams are dedicated to understanding customer needs and providing tailored solutions, ensuring that customers are well-informed and confident in their choices. Our after-sales service teams are equally committed, providing timely assistance to address any queries or issues that may arise.

Innovation in Bluetooth Parking Equipment

From our inception, we’ve been unwavering in our dedication to independent research and development. This focus has enabled us to continually push the boundaries of what is possible in our industry, leading the way with innovative solutions that set new standards for convenience and functionality. One of our proudest achievements is pioneering the industry’s first Bluetooth parking function available on mobile phone, through which our customers can adjust their access control systems remotely.

Our Suppliers

We purchase components from our suppliers that are reputable within the industry to assemble our products in-house. Although we do not enter into long-term supply agreement with any of our suppliers, we maintain good relationships with suppliers that delivers components with outstanding quality and services.

For the year ended December 31, 2022, purchases from three suppliers, Shenzhen Dongfanglin Enterprise Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Xianyi Intelligence Hardware Co., Ltd. accounted for approximately 23%, 12% and 11% of the total purchases, respectively. For the year ended December 31, 2021, purchases from three suppliers, Shenzhen Xianyi Intelligence Hardware Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Zongshen Intelligence Technology Co., Ltd. accounted for approximately 27%, 20% and 14% of the total purchases, respectively.

As of December 31, 2022, purchases from two suppliers, Shenzhen Dongfanglin Enterprise Co., Ltd. and Shenzhen Yuanda Intelligence Technology Co., Ltd. accounted for approximately 57% and 14% of the Company’s prepayments to suppliers balance, respectively. As of December 31, 2021, four suppliers, Shenzhen Zongshen Intelligence Technology Co., Ltd., Zhengzhou Shian Technology and Commerce Co., Ltd., Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., and Shenzhen Renlianxing Technology Co., Ltd. accounted for approximately 31%, 15%, 11% and 11% of the Company’s prepayments to suppliers balance, respectively.

As of December 31, 2022, four suppliers, Shenzhen Qianhai Huaxia Zhixin Data Technologies Co., Ltd., Shenzhen Tuoerde Energy Co., Ltd., Shenzhen Tianxiang Chuangtong Enterprise Co., Ltd., and Shenzhen Aidi Taige Technology Co., Ltd. accounted for approximately 35%, 28%, 18% and 13% of the Company’s accounts payable balance, respectively. As of December 31, 2021, three suppliers, Shenzhen Tuoerde Energy Co., Ltd., Shenzhen Dongfanglin Enterprise Co., Ltd., and Shenzhen Weijie Electromechanical Co., Ltd. accounted for approximately 25%, 11% and 10% of the Company’s accounts payable balance, respectively.

Our Customers

We generated revenues primarily from sale of access control system equipment and communication equipment parts to our customers, who are principally security companies, equipment integrator, property management companies, software companies, equipment wholesalers, and engineering companies. Although we do not enter into any long-term framework agreement with any of our customers, with our technologically advanced products and customer service, we have formed long-term cooperative relationships with some of our repeating customers. We enter into standard sales agreement for each of specific purchase order, in which we provide detailed terms on payment, delivery, IP ownership, after-sale services based on our negotiation with customers. We also typically charge our customers system maintenance fee, which is usually at 0.6% of the total parking space rental fees depending on the parking lot vehicle flow.

For the year ended December 31, 2022, one customer, Nanjing Haojing Communication Technology Co., Ltd. accounted for approximately 28% of the Company’s total revenue. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, two customers, Nanjing Haojing Communication Technology Co. and China Unicom Co., Ltd. Jilin Branch accounted for approximately 62% and 11% of the Company’s accounts receivable balance. As of December 31, 2021, three customers, Shenzhen Bolian Technology Co., Ltd., Yili Feile Advertisement Media Co., Ltd., and Mingzhe Group Co., Ltd. accounted for approximately 20%, 11% and 11% of the Company’s accounts receivable balance, respectively.

Manufacture

We purchase components from our suppliers and assemble all our products in our facility located in Shenzhen, China. Our R&D and production of license plate recognition equipment, face recognition equipment, and gate recognition equipment adhere to stringent quality criteria, and we hold ISO9001 quality management certification.

Customer Service

We provide comprehensive pre-sales and after-sales customer service to our customers. Before sales, we provide our customers with technological consulting services to understand their specific demand and concerns they may have. Once our customers purchase our products, we provide onsite technical support, installation service, and malfunction support. We are equipped with a 24/7 custom support team that could answer our customer’s questions and provide necessary onsite or online technical support whenever our customer requires.

Marketing and Sales

Our marking strategy is a dynamic blend of industry exposure, direct engagement, and personalized interaction. Our marketing and sales department handles our nationwide marketing. Our method of marketing includes professional on-ground marketing, advertising, and cooperation with distributors in other cities. Specifically, our marketing and sales team connect with potential and existing customers such as parking lots’ owners, commercial building management, and residential compound management committees, either by onsite visits or through phone marking, to discuss their need for access control products. We also regularly participate in industry exhibitions and trade shows to showcase our products to a wider audience. Benefiting from our technical advantages and good reputation among customers, our satisfied customers and business partners often recommend our product and services to others.

Competition

China’s active parking utilization service market is highly competitive and segmented. We compete with a number of domestic product and service providers, including Jieshun Technology (捷顺科技), REFORMER (立方控股), BlueCard (蓝卡科技), DOOR (道尔智控), KEYTOP (科拓), and FUJICA (富士智能). We compete with our competitors in terms of brand, R&D, hardware roll-out capability, business diversification, resource integration capability, and understanding of market needs. The market is highly competitive so neither us nor any of our competitors has demonstrated dominance in the market.

Research and Development

Since our inception, we have independently developed the full series of our access control system equipment and communication equipment parts, and we believe a strong research and development capability is crucial to our continued success. The key challenges in innovative access control system equipment are to improve the traffic efficiency and reduce management cost of the commercial and residential parking lot. To that end, we strive to provide our customers products with outstanding recognition capability and innovative functions with steady performance.

As of date of this prospectus, we had two R&D personnel, and nine technicians in our technical team. All of our engineers have over five years of experience working in R&D of active parking utilization related technologies. Our founder, Mr. Shimeng Ke, is the leader of our R&D team.  Mr. Ke has over 10 years of experience in active parking utilization industry, and has been focusing on R&D of relevant technologies.

Our current R&D efforts are focused on advancing towards unattended, smart parking solutions, with a particular emphasis on two key directions:

●	Unmanned and intelligent parking: to reduce or eliminate the need for on-site personnel, making the parking process more efficient, convenient, and secure.

●	Reservations and shared parking: to create platforms or systems that allow users to reserve parking spaces in advance, optimizing the allocation of parking resources, and supporting shared usage of parking facilities.

Currently, we have achieved significant milestones in our R&D efforts in terms of the two key directions. We have successfully implemented unattended management in parking lots, automating various aspects of parking operations, and have introduced a reservation system that enhances the overall parking experience for users. Going forward, we will continuously increase our R&D efforts to optimize functionality and user experience in these two key directions.

Intellectual Property

We establish and protect our intellectual property rights through patent, copyright, trademark and trade secret laws, as well as non-competition, confidentiality and other contractual clauses, to establish and protect our intellectual property rights.

As of the date of this prospectus, we have obtained 83 patents, 54 registered trademarks, four registered copyrights, and 10 registered computer software copyrights.

The following lists our core patents:

No.	Name	Valid Until	Status	Territory	Title Holder
1.	HD License Plate Recognition System	2036	Granted	China	Shenzhen Pinganshun
2.	Multimedia Advertisement License Plate Recognition System (LCD)	2034	Granted	China	Shenzhen Pinganshun
3.	License Plate Recognition Machine Built-in Camera Mounting Bracket	2037	Granted	China	Shenzhen Pinganshun
4.	License Plate Recognition all-in-one System (A6)	2037	Granted	China	Shenzhen Pinganshun
5.	License Plate Recognition Barrier System (X1)	2037	Granted	China	Shenzhen Pinganshun
6.	Vehicle Model Recognition all-in-one System (Galaxy Star)	2037	Granted	China	Shenzhen Pinganshun
7.	A High-Definition License Plate Recognition Device	2030	Granted	China	Shenzhen Pinganshun
8.	A License Regonition Camera Device	2032	Granted	China	Shenzhen Pinganshun
9.	A License Plate Recognition LCD Multimedia Advertising Screen All-In-One Machine	2030	Granted	China	Shenzhen Pinganshun
10.	A Built-In Camera Installation And Adjustment Device For License Plate Recognition	2032	Granted	China	Shenzhen Pinganshun
11.	An Easily Adjustable Advertising Barrier	2032	Granted	China	Shenzhen Pinganshun
12.	An LCD Multimedia Advertising DC Barrier	2030	Granted	China	Shenzhen Pinganshun
13.	An All-In-One License Plate Recognition Machine with Built-In Camera	2030	Granted	China	Shenzhen Pinganshun
14.	A Kind of LCD Multimedia Advertising Channel Changing Gate	2030	Granted	China	Shenzhen Pinganshun

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, we adopt and maintain relevant policies governing the operation and maintenance of our IT systems and the management of user-generated data.

Facilities

Our current principal executive offices are located in Room B2-303-96, No. 198 Qidi Road, Xiaoshan District, Economic and Technological Development Zone, Hangzhou, Zhejiang Province, China. We lease our office and manufacturing facilities of an aggregate area of approximately 2,300 square meters. The following facilities currently accommodate our management headquarters, sales and marketing, research and development, manufacturing, and general and administrative activities.

Location	Area (Square Meter)	Term Expiration	Usage
Room B2-303-96, No. 198 Qidi Road, Xiaoshan District, Economic and Technological Development Zone, Hangzhou, Zhejiang Province, China	100	December 31, 2025	Management Headquarter
Second Floor, No. 366, Guanlan Guihua Road, Guixiang Community, Guanlan Street, Longhua District, Shenzhen, China	2,200	June 30, 2025	Sales and marketing, research and development, manufacturing, and general and administrative

Employees

As of the date of this prospectus, the Company had a total of 65 employees. The following table sets forth the number of our employees by function:

Function/Department	Number of Employees
Research and Development	2
Technical Team	9
Sales and Marketing	14
Warehouse Logistics	6
Manufacturing (including manufacturing, assembly, and access control systems assembly	22
Corporate Management	10
Others	2
Total	65

Our success depends on our ability to attract, retain and motivate qualified employees. Among our employees, 30% held bachelor degree in software engineering or IT related major. As part of our human resource strategy, we offer employees a dynamic work environment, competitive salaries, performance-based cash bonuses and other incentives. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other thing, social security plans, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, housing fund plans. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Legal proceedings

We may be subject to legal proceedings, investigations, and claims arising from the ordinary course of our business from time to time, and we may also initiate legal proceedings in order to protect our intellectual property and other rights. Currently, we are not a party to any actual or threatened legal or administrative proceedings which would have a material and adverse impact on our business, financial condition, or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

REGULATIONS

Regulations Related to our Business Operations in PRC

Our operation in China is subject to a number of PRC laws and regulations. This section summarizes the most significant PRC laws and regulations relevant to our business and operations in China and the key provisions of such regulations.

Regulations on Corporation and Foreign Investment

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993 and came into effect on July 1, 1994. The Company Law of the PRC was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018 (the latest revision became effective on October 26, 2018). The Company Law of the PRC generally governs two types of companies, namely limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contributed. The Company Law of the PRC shall also apply to foreign-invested companies in form of limited liability company or joint stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply. On September 1, 2023, the SCNPC issued the Company Law of the People’s Republic of China (Third Draft for Comments) (the “Third Draft Revised Company Law”), which was open for public comments until September 30, 2023. The Third Draft Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. As of the date of this prospectus, the Third Draft Revised Company Law has not been promulgated.

On January 1, 2020, the Foreign Investment Law of the PRC (the “FIL”) and the Regulations on the Implementation of the Foreign Investment Law of the PRC became effective and simultaneously replaced the Wholly Foreign-Owned Enterprises Law of the PRC, Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. The FIL sets out the definition of foreign investment and the framework for promotion, protection and administration of foreign investment activities. According to the FIL, foreign investment refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC by foreign investors, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means provided by laws, administrative regulations, or by State Council. The FIL and its implementation regulations allow foreign-invested enterprises established prior to January 1, 2020 and having corporate structure and governance inconsistent with the Company Law of the PRC or the Partnership Enterprise Law of the PRC, as applicable, to maintain their corporate structure and governance within a five-year transition period, but require adjustment for compliance with such PRC laws, as applicable, shall be completed prior to the expiration of such transition period.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information to the MOFCOM and its local counterparts when foreign investors carry out investment activities directly or indirectly within China, for example, the establishment of the foreign-invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

Pursuant to the FIL, China has adopted a system of pre-establishment national treatment plus a negative list with respect to foreign investment administration. The negative list shall be issued by, amended or released upon approval by the State Council, from time to time. The negative list sets forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is forbidden, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the negative list will be treated equally. The Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version), or the Negative List 2021, which was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the MOFCOM on December 27, 2021 and became effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), which was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023, replace previous negative list and encouraging catalogue and list the categories of encouraged, restricted, and prohibited industries.

According to the current regulations, any industry not listed in the Negative List 2021 or the Catalogue of Industries for Encouraging Foreign Investment (2022 Version) is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by the PRC laws and regulations.

As confirmed by our PRC counsel, DHH, as of the date of this prospectus, none of our PRC subsidiaries has been subject to any investigation, or received any notice, warning, or sanction from relevant government authorities related to non-compliance with the PRC Company Law or foreign investment laws.

Regulations Relating to Product Liability

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

On May 28, 2020, the SCNPC promulgated the Civil Code of the PRC (the “PRC Civil Code”), which took effect on January 1, 2021 and replaces the Tort Law of the PRC, the Contract Law of the PRC, and several other basic civil laws in the PRC. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.

Regulations on Consumer Protection

The Consumer Protection Law of the PRC promulgated by SCNPC, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in PRC. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law of the PRC may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, stopping infringement, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services on the demand of consumers. If business operators knowingly provide substandard or defective products or services, causing death or serious damage to the health of consumers or other victims, the victims shall have the right to require compensation for their losses and to claim punitive compensation of not more than two times the amount of losses incurred.

Regulations Relating to Environmental Protection and Work Safety

Environmental Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative measures or penalties on persons or enterprises in violation of the Environmental Protection Law of the PRC. Such administrative measures or penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Work Safety

Under the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, last amended on June 10, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. Production and operating business entities shall provide safe production education and training for their employees to ensure that their employees have necessary work safety knowledge, are familiar with the relevant work safety policies and rules and safe operating procedures, and possess the safe operating skills for their respective posts. In addition, production and operating business entities must provide their employees with protective equipment that meets the national or industrial standards, and present prominent warning signs at relevant dangerous operation sites, facilities and equipment. If the company fails to comply with the provisions of the Work Safety Law of the PRC, the supervisory authority on production safety may issue a rectification order, impose a fine, order the company to cease production and operation, or revoke the relevant permit.

Regulations on Cybersecurity, Data Security, Privacy and Personal Information Protection

Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

In addition to the PRC Civil Code, the PRC government authorities have enacted other laws and regulations with respect to national and data security and protection of personal information from any abuse or unauthorized disclosure.

According to the National Security Law of the PRC issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the state shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security, so as to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cybersecurity Law, critical information infrastructure operators generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cybersecurity Law, network operators shall abide by the “lawful, justifiable and necessary” principles. Network operators shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Network operators shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent specific person from being identified and such information from being restored. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such operator and such individual; and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such operator. Such operator shall take measures to delete the information or correct the error.

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the Cybersecurity Review Measures (2021), which came into effect on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures (2021) provides that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. If a “network platform operator” that possesses the personal information of more than one million users seeks to be listed in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office. In addition, on July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures” (the “CII”), refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating rules for the identification of CII and further organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions. The relevant authorities shall also notify operators who are being identified as critical information infrastructure operators.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. In addition, processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of the PRC, the personal information collected and produced within the PRC.

Failure to comply with the above laws and regulations regarding cybersecurity, data security, privacy and personal information protection may subject the internet service providers or data processors to administrative penalties including, without limitation, warnings, fines, suspension of business operation, shut-down of websites or apps, revocation of licenses and even criminal liabilities. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Further, none of the PRC operating entities’ business operations has been identified as a critical information infrastructure operator. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we should file for approval for this offering.

Regulations Relating to Foreign Exchange Control

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 5, 2008, and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside the PRC unless the approval of the SAFE or its local counterparts is obtained in advance.

On March 30, 2015, the SAFE promulgated the SAFE Circular 19, which took into effect on June 1, 2015 and further revised in 2019 and 2023 respectively. The SAFE further promulgated the SAFE Circular 16, on June 9, 2016, which, among other things, amended certain provisions of the SAFE Circular 19. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE issued the SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, the SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, SAFE issued the Circular of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support Foreign-related Business Growth (the “SAFE Circular 8”). The SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. Under the SAFE Circular 37, (i) before the PRC residents or entities conducting investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (ii) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).

The SAFE further promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment on February 13, 2015, which came into effect on June 1, 2015 and further revised in 2019 and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Intellectual Property

Trademarks

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, as well as the Implementation Regulation of the Trademark Law of the PRC promulgated by the State Council on 3 August 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration (the “Trademark Office”) handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. Trademark registrant may license its registered trademark to another party by entering into a trademark license agreement. Trademark license agreements must be filed with the Trademark Office to be recorded, while the non-filing of the licensing of a trademark shall not be contested against a good faith third-party. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities.

The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “certain degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are regulated by the Administrative Measures for Internet Domain Names promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and took into effect on November 1, 2017, and the Implementing Rules on Registration of National Top-level Domain Names promulgated by China Internet Network Information Centre and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Patents

According to the Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020 respectively, the lasted amendment took effect on June 1,2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council on January 9, 2010 and took into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely, “invention”, “utility model” and “design.” Invention patents are valid for twenty years, utility model patents are valid for ten years, and since June 1, 2021, the validation period for design patents whose application date is after June 1, 2021 are extended to fifteen years in each case from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

Pursuant to the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, and the latest amendment took effect on June 1, 2021, and the Implementing Regulations of the Copyright Law of the PRC promulgated by the State Council on August 2, 2002, latest amended on January 30, 2013 and became effective on March 1, 2013, the PRC nationals, legal persons, and other organizations shall, enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The copyright owner enjoys various kinds of rights, including right of publication, right of authorship and right of reproduction.

Any work of a foreigner which acquires copyright under an agreement concluded between the PRC and the country to which the author belongs or in which the author permanently resides, or under an international treaty to which both countries are parties, shall be protected by the Copyright Law of the PRC. Any work of a foreigner published for the first time and within the territory of the PRC shall acquire copyright in accordance with the relevant rules.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on June 4, 1991 and latest amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration. The National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007 and became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, respectively, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was amended on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25%. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10% and enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

Pursuant to Notice of the State Administration of Taxation on Issues about the Determination of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises on the Basis of Criteria of de facto Management Bodies (the “SAT Circular 82”) issued by the State Administration of Taxation (the “SAT”) on April 22, 2009 and amended in on December 29, 2017, an overseas registered enterprise controlled by a PRC enterprise or a PRC group will be classified as a “resident enterprise” with its “de facto management body” located within China if all the following requirements are satisfied: (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books and records, company seals, board and shareholder minutes are kept in China; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (the “SAT Circular 7”), which was amended in 2017. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises (the “SAT Circular 698”), issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the PRC tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the PRC tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows PRC tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a PRC resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the PRC on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the mainland China tax authorities in accordance with the SAT Circular 7.

In addition, pursuant to the EIT Law, Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Announcement of the State Administration of Taxation on Issuing the Revised Measures for Handling Enterprise Income Tax Preferences (Revision 2018), which was promulgated by the SAT and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgement, declaring for enjoyment and retaining the relevant materials for future reference.” An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences. Those who meet the conditions may independently calculate the tax deductions or exemptions according to the time listed in the Catalogue for the Administration of Enterprise Income Tax Preferences (Revision 2017), and enjoy tax incentives by filing enterprise income tax returns. Meanwhile, they shall, in accordance with the relevant provisions, collect and retain the relevant materials for future reference.

Dividends Withholding Tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Administration of Taxation on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the SAT and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments (the “SAT Circular 35”), which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated in 2015. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism.

Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Based on the Notice of the State Administration of Taxation on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as an beneficial owner to enjoy tax treaty benefits.

Value-added Tax

According to Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended on November 5, 2008, February 6, 2016, November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance (the “MOF”) on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovable and importation of goods in the PRC shall be taxpayers of Value-added Tax (the “VAT”), all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

On 20 March 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies (the “Announcement No. 39”), which provides certain VAT reduction arrangements. According to the Announcement No. 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement No. 39 came into effect on 1 April 2019 and shall prevail in case of any conflict with existing provisions. The Announcement No. 39 further provides that a qualified VAT taxpayer that provides postal services, telecommunication services, modern services or living services is allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from 1 April 2019 to 31 December 2021.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law

Pursuant to the Labor Law of the PRC promulgated by the SCNPC on July 5, 1994, becoming effective on January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, the Labor Contract Law of the PRC promulgated by the SCNPC on June 29, 2007, becoming effective on January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law of the PRC promulgated by the State Council and came into effect on September 18, 2008, labor contracts between employers and employees must be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages may not be lower than the local minimum wage standard. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employees are also required to follow rules on labor safety and sanitation.

Social Insurance and Housing Provident Fund

Enterprises in the PRC are required by the PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a basic pension plan, a basic medical insurance plan, an unemployment insurance plan, an employment injury insurance plan and a maternity insurance plan, and a housing provident fund.

According to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and came into effect on July 1, 2011, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; and where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the PRC shall register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, employment injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Administration of Taxation on Conducing the Relevant Work Concerning the Administration of Collection of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018 and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018, reiterates that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset and the reserve funds have been funded. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

According to the PRC Company Law and Foreign Investment Law, our PRC subsidiaries, as foreign invested enterprises (“FIE”), are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for 50% or more of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations on M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAIC, CSRC and the SAFE, issued the Regulations on Merger with and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which took into effect on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition shall be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. Our PRC counsel, DHH, has advised us based on their understanding of the PRC Laws, subject to the filing procedures with the CSRC in accordance with the Trial Measures as disclosed in this prospectus, the approval by the CSRC is not required to be obtained for this offering. However, our PRC legal counsel, DHH, has further advised us that there are uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations. We cannot assure you that relevant PRC government agencies would reach the same conclusion as we do.

Since the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations. According to the Anti-Monopoly Law of the PRC which took effect as August 1, 2008, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, the MOFCOM issued the Provisions of the Ministry of Commerce for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On February 17, 2023, the CSRC released the Trial Administrative Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. The Trial Administrative Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Administrative Measures provide that an overseas listing or offering is explicitly prohibited, if any of the following applies: (i) such securities offering or listing is explicitly prohibited by provisions in PRC laws, administrative regulations or relevant state rules; (ii) the proposed securities offering or listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) the domestic company intending to be listed or offer securities in overseas markets, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to be listed or offer securities in overseas markets is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. The Trial Administrative Measures also lay out requirements for the reporting of material events. Breaches of the Trial Administrative Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million and RMB 10.0 million, and the Trial Administrative Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

According to our PRC counsel, DHH, since the PRC operating entities accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended December 31, 2021 and 2022, and the key components of our operations are carried out in China, this offering is considered an indirect offering by China-based companies. Therefore, we are required to complete the filing procedures pursuant to the requirements of the Trial Administrative Measures within three working days following our first submission of an offering and listing application. This offering is contingent upon the completion of the CSRC filing and getting the notice of filing for overseas issuance and listing from the CSRC.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

MANAGEMENT

The following individuals are members of the board of directors and management of the Company.

Name	Age	Position(s)
Yukun Gao	55	Chief Executive Officer, Director
Chi Tang	37	Chief Financial Officer
Shimeng Ke	40	Director
[●]	[●]	Independent Director Nominee*
[●]	[●]	Independent Director Nominee*
[●]	[●]	Independent Director Nominee*

*	The appointment onto the board of directors as well as each of the committees of the board will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Mr. Yukun Gao, Chief Executive Officer and Director. Mr. Gao has served as Chief Executive Officer of Shenzen Pinganshun since November 30, 2023 and has served as Director of the Company since September 4, 2023. Mr. Gao has more than 15 years of experience in mechatronics and executive management. He has been the general manager of Shenzhen Reangd Intelligent Technology Co. Ltd. since January 2017. From June 2009 to January 2017, Mr. Gao was the Chief Executive Officer of Shenzhen Kairui Intelligent Technology Co., Ltd. From October 2005 to April 2009, he was the Chairman of the Board and general manager of Shenzhen Qiaolong Mechanical and Electrical Products Co., Ltd. Mr. Gao holds a bachelor’s degree from Shandong Industrial Technology College with a major in mechatronics.

Ms. Chi Tang, Chief Financial Officer. Ms. Chi Tang has served as Chief Financial Officer of Shenzhen Pinganshun since December 1, 2023, and has served as Chief Financial Officer of the Company since December 1, 2023. She has more than 10 years of experience in finance and accounting. From February 2016 to July 2019, Ms. Tang was vice president and investment director of Guangdong Datang Shengshi Technology Industry Co., Ltd. From August 2012 to December 2015, she was senior manager of Investment Banking Department of Soochow Securities Co., Ltd. Ms. Tang holds a bachelor’s degree and master’s degree in accounting and finance, and finance, respectively, from Saint Mary’s University, a degree of doctor in business administration from Brest Business School.

Mr. Shimeng Ke, Director. Mr. Ke has served as Director of the Company since inception and Chairman of our Board of Directors since September 4, 2023. He has more than 15 years of experience in the access control equipment industry. He established Shenzhen Keshentong in October 2010 and has served as general manager of Shenzhen Keshentong since June 2017. He also founded Shenzhen Pinganshun in July 2012. From January 2007 to September 2010, Mr. Ke is hardware engineer of Shenzhen Okate Technology Co., Ltd. From September 2003 to September 2006, Mr. Ke was professor at Changsha Vocational and Technical College of Civil Affairs. Mr. Ke graduated from Changsha Vocational and Technical College of Civil Affairs in which he majored in computer science and technology and holds a bachelor’s degree from Beijing Industry University with a major in computer science and technology.

Board of Directors

Our board of directors will consist of five directors upon the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors have determined that each of our [●] independent director nominees, [●], [●], and [●], satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a director breaches any duty which he or she owes to us. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of Shimeng Ke and Mr. Yukun Gao and will also consist of three independent directors whose appointments will be effective as of the effectiveness of the registration statement of which this prospectus forms a part, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the five independent directors will be installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part: an audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●], [●], and [●]. [●] will be the chairman of our audit committee. We have determined that [●], [●], and [●] will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●] and [●]. [●] will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●] and [●]. [●] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics, Insider Trading Policy and Clawback Policy

We have adopted (i) a code of business conduct and ethics, (ii) an insider trading policy that applies to our directors, officers, and employees, and (iii) a clawback policy that applies to our directors, officers and employees (collectively, the “Policies”). The Policies will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we currently intend to voluntarily follow all Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may in the future choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

COMPENSATION

Compensation of Executive Officers

For the years ended December 31, 2022 and 2021, we did not pay any compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Agreements with Named Executive Officers

We entered into employment agreements with Mr. Yukun Gao, our Chief Executive Officer, on November 30, 2023, and Ms. Chi Tang, our Chief Financial Officer, on December 1, 2023. Each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, with written notice of at least seven working days, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment with written notice of at least seven working days. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for 12 months following termination of the employment.

Compensation of Directors

For the fiscal years ended December 31, 2022 and 2021, we did not compensate our directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Holding’s Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of the Company’s directors, director nominees and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 25,000,000 Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares in the offering. Information with respect to beneficial ownership has been furnished by each director, director nominee, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, the Company have 5 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Shimeng Ke (1)	13,350,000	53.4%
Yukun Gao (3)	3,110,000	12.4%
Chi Tang	0	0%
[ ]
[ ]
[ ]
All directors and executive officers as a group	16,460,000	65.8%

5% Principal Shareholders:
Pinganshun Holding Limited (1)	13,350,000	53.4%
Donghe Holding Limited (2)	3,000,000	12.0%
YAD Holding Limited (3)	3,110,000	12.4%
Xifu Holding Limited (4)	2,850,000	11.4%
Youzhong Holding Limited (5)	2,690,000	10.8%

(1)	Pinganshun Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and owned by Shimeng Ke (91.47%), Yan Xu (4.27%), Jinhua Ke (2.13%) and Hongmei Chen (2.13%). As the controlling shareholder and the longest serving director of Pinganshun Holding Limited, Shimeng Ke is deemed to have the voting and/or dispositive power with respect to the shares owned by this entity. The address of Pinganshun Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(2)	Donghe Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and owned by Chi Ching Hong and Guo Ji. As director and controlling shareholder of Donghe Holding Limited, Chi Ching Hong is deemed to have the voting and/or dispositive power with respect to the shares owned by this entity. The address of Donghe Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(3)	YAD Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Yukun Gao, who has the voting and/or dispositive power with respect to the shares owned by this entity. The address of YAD Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(4)	Xifu Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and owned by Liying Liu (70%), Lanying Zhang (15%) and Haixia Guo (15%). As the controlling shareholder and sole director of Xifu Holding Limited, Liying Liu is deemed to have the voting and/or dispositive power with respect to the shares owned by this entity. The address of Xifu Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
(5)	Youzhong Holding Limited is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Dongguan Youzhong Media Investment Centre (LLP), which is a limited partnership with 24 individual partners, and none of the individual partners owns partnership interest of more than 50%. As sole director of Youzhong Holding Limited, Xinyu Gao is deemed to have the voting and/or dispositive power with respect to the shares owned by Youzhong Holding Limited. The address of Youzhong Holding Limited is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Other Related Party Transactions

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards. Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition.

Set forth below are the related party transactions that we have entered into during the last two fiscal years and up to the date of this prospectus.

The relationship and the nature of related party balances and transactions are summarized as follow:

Name of the related party	Relationship to the Company	Nature of transaction
Shimeng Ke	Shareholder of the Company	Working capital fund
Shenzhen Renlianxing Technology Co., Ltd.(1)	Controlled by the shareholder of the Company	Cost of revenue

(1)	Shimeng Ke ceased to be controller of Shenzhen Renlianxing Technology Co., Ltd. since June 2022 and Shenzhen Renlianxing Technology Co., Ltd. ceased to be a related party since then.

Balances with related parties consisted of the following:

		As of December 31,
Name	Nature	2022	2021
Shimeng Ke	Amount due from (to) a related party	$80,266	$(1,531,639)
Shenzhen Renlianxing Technology Co., Ltd.	Advances to suppliers, net	$-	$143,241
Shenzhen Renlianxing Technology Co., Ltd.	Accounts payable	$-	$(46,918)

Amount due from (to) a related party was interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related party for business purposes. As of November 30, 2023, the amount due from a related party was fully collected.

Related party transactions consisted of the following:

		As of December 31,
Name	Nature	2022	2021
Shenzhen Renlianxing Technology Co., Ltd.	Cost of revenue	$-	$109,908

The Company purchased merchandise from Shenzhen Renlianxing Technology Co., Ltd. for the ordinary course of business.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of the prospectus, the authorized share capital of the Company is $50,000, divided into 50,000,000 ordinary shares, with a par value of $0.001. As of December 31, 2022 and 2021, 25,000,000 Ordinary Shares, respectively, were issued and outstanding.

As of the date of the prospectus, we have not granted any options to purchase our Ordinary Shares.

[Our Memorandum and Articles

The following are summaries of material provisions of our amended and restated Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital. Our authorized share capital is divided into 50,000,000 Ordinary Shares. The holders of Ordinary Shares are entitled to 1 vote for each such share held and shall be entitled to notice of any shareholders’ meeting, and, subject to the terms of Memorandum and Articles, to vote thereat.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our Memorandum and Articles. Our amended and restated articles of association provide that our board of directors may pay interim dividends or declare final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. In addition, our shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders, but no dividend may exceed the amount recommended by our directors.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to 1 vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll which shall be taken at such time and in such manner as the Chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting.

No business shall be transacted at any general meeting unless a quorum of members is present in person or by proxy; if the Company has only one member, that member; or if the Company has more than one member, two members. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company.

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director for more than one director, shall be entitled to a separate vote in right of each director for whom he has been appointed as an alternate. A director who also acts as an alternate director shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his, its or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Shares whether or not it is fully paid up to the total consideration paid for such shares.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended for more than 30 days in any calendar year as our board may determine.

Winding-Up/Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), a liquidator may be appointed to determine how to distribute the assets among the holders of the Ordinary Shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately; a similar basis will be employed if the assets are more than sufficient to repay the whole of the capital at the commencement of the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares. The Companies Act and our amended and restated articles of association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our amended and restated memorandum and articles of association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the amended and restated memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of [two-thirds] of the issued shares of that class or with the sanction of [a special resolution] passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by resolution of shareholders:

●	increase the authorized share capital of our Company;

●	subdivide our shares into shares of an amount smaller than that fixed by the Memorandum of Association; and

●	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

●	cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of Ordinary Shares. However, our Memorandum of Association provides for authorized share capital comprising Ordinary Shares and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise:

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Preferred Shares

As at the date of this prospectus, we have not issued any preferred shares. Under the amended and restated Articles, our directors may so deal with the unissued Ordinary Shares of the Company: (a) either at a premium or at par; (b) with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may call a general meeting at any time. At least five clear days’ notice of a general meeting must be given to the shareholders. But a meeting may be convened on shorter notice with the consent of the shareholders who collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our Memorandum and Articles provide that our directors must call a general meeting if there is a requisition in writing given by shareholders who together hold at least 10% of the rights to vote at such general meeting. Should the directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period. The requisition must specify the purpose of the meeting; be signed by or on behalf of each requisitioner; and be delivered in accordance with the notice provisions in our Articles. Otherwise, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before any general meetings not called by such shareholders.]

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may not issue negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiaries or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders, or (b) a majority in number representing 75% in value of the creditors, depending on the circumstances, that are present and voting either in person or by proxy at the meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of our directors and officers for costs, charges, expenses, losses, or damages incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that, on the requisition of any shareholders who hold not less than [10] percent of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our amended and restated memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our amended and restated memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options over or otherwise deal with any unissued shares of the Company to such persons, at such times and on such terms and conditions as they may decide. Our board of directors may so deal with the unissued shares of the Company with or without preferred, deferred or other special rights or restrictions.

SHARES ELIGIBLE FOR FUTURE SALE

Before UEOPLE’s initial public offering, there has not been a public market for UEOPLE’s Ordinary Shares, and although the Company intends to apply for listing on the Nasdaq Capital Market, a regular trading market for UEOPLE’s Ordinary Shares may not develop. Future sales of substantial amounts of UEOPLE’s Ordinary Shares in the public market after UEOPLE’s initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for UEOPLE’s Ordinary Shares to fall or impair UEOPLE’s ability to raise equity capital in the future. Upon completion of this offering, the Company will have [●] Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than UEOPLE’s “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

The Company has agreed not to, for a period of six (6) months from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of UEOPLE’s Ordinary Shares or securities that are substantially similar to UEOPLE’s Ordinary Shares, including but not limited to any options or warrants to purchase UEOPLE’s Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, UEOPLE’s Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the Underwriters.

Furthermore, each of UEOPLE’s directors, executive officers, and principal shareholders (5% or more shareholders) of UEOPLE’s Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the effective date of this registration statement, subject to certain exceptions, with respect to UEOPLE’s Ordinary Shares and securities that are substantially similar to UEOPLE’s Ordinary Shares. See “Underwriting” beginning on page 131 of this prospectus for more information.

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of UEOPLE’s Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for UEOPLE’s Ordinary Shares may dispose of significant numbers of UEOPLE’s Ordinary Shares in the future. The Company cannot predict what effect, if any, future sales of UEOPLE’s Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of UEOPLE’s Ordinary Shares from time to time. Sales of substantial amounts of UEOPLE’s Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of UEOPLE’s Ordinary Shares.

Rule 144

All of UEOPLE’s Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been UEOPLE’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from UEOPLE’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of UEOPLE and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by UEOPLE’s affiliates or persons selling shares on behalf of UEOPLE’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of UEOPLE’s employees, consultants, or advisors who purchases UEOPLE’s Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management (“SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” on page 33 of this prospectus.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to person in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperative;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC for our current taxable year under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any taxable year in which we are a PFIC (regardless of whether you make a mark-to-market election as described above), you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Ordinary Shares.

UNDERWRITING

We expect to enter into an underwriting agreement with US Tiger Securities, Inc., as representative (the “Representative”) of the several underwriters named therein, with respect to the Ordinary Shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters have severally agreed to purchase, and we have agreed to sell to the underwriters [●] Ordinary Shares provided below opposite their respective names.

Underwriters	Number of Ordinary Shares
US Tiger Securities, Inc.
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

We have granted the underwriters an option, exercisable during the 45-day period after the closing of this offering, to purchase up to 15% additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representatives;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	our prospects for future earnings;
●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

Discounts and Expenses

The underwriting discounts are equal to seven percent (7%) of the offering for the investors introduced by the underwriters, and five percent (5%) for investors introduced by us, as set forth on the cover page of this prospectus.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional [●] Ordinary Shares, and that all investors are introduced by the underwriters.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to pay the Representative non-accountable expense equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares in this offering. We have also agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses, including but not limited to reasonable fees and expenses of its legal counsel, due diligence and background check expenses, and reasonable cost for roadshows.

Of that amount, we paid $70,000 to the Representative upon the execution of the engagement agreement between us and the Representative for the Representative’s anticipated out-of-pocket expenses. We will pay $80,000 to the Representative upon the filing of the registration statement, and pay the remaining $100,000 to the Representative upon the effectiveness of the registration statement. Any advanced expense will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including: (a) the costs of preparing, printing and filing the registration statement with the SEC, amendments and supplements thereto, and post effective amendments, as well as the filing with FINRA, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as the Representative may reasonably request; (b) the costs of preparing, printing and delivering exhibits thereto, in such quantities as the underwriters may reasonably request; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (d) the fees of counsel(s) and accountants for the UEOPLE, including fees associated with any blue sky filings where applicable; (e) fees associated with the Company’s transfer agent; and (f) fees, if necessary, associated with translation services.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately $[●], including a maximum aggregate reimbursement of $[●] of Representative’s accountable expenses.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].” Nasdaq might not approve such application, and if it does not approve our application, we will not complete this offering.

Representative’s Warrants

In addition, we have agreed to issue warrants to the Representative to purchase a number of Ordinary Shares equal to 4% of the Ordinary Shares sold in this offering. The exercise price of the Representative’s Warrants is equal to 120% of the offering price of the Ordinary Shares offered in this offering. The Representative’s Warrants will be exercisable from the date that is the 180th day after the date of commencement of sales of this offering, and until such warrants expire five years after the date of closing of this offering. The Representative’s Warrants and the underlying Ordinary Shares have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our Ordinary Shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this offering. In addition, the Representative’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part. We have agreed that the Representative’s Warrants provide for registration rights in certain cases. These registration rights apply to the Ordinary Shares issuable upon exercise of the Representative’s Warrants. The Representative and its affiliates or employees are entitled to one demand registration of the sale of Ordinary Shares underlying the Representative’s Warrants at our expense and unlimited “piggyback” registration rights for a period of three years after the effective date of the registration statement of which this prospectus forms a part.

Right of Participation

We will grant to the Representative the right to participate as an investment banker, joint book-runner and/or joint placement agent, for every future public and private equity and/or debt offering, including all equity linked financings, during such twelve (12) months period following the closing of this offering, for UEOPLE, or any successor to or any subsidiary of UEOPLE on terms customary to the Representative.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

We have agreed that, (i) each of our directors, executive officers, and shareholders owning 5% or more of our Ordinary Shares, and (ii) each of UEOPLE and any successors of UEOPLE, for a period of six months from the date of this prospectus, will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of UEOPLE or any securities convertible into or exercisable or exchangeable for shares of capital stock of UEOPLE; or (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of UEOPLE or any securities convertible into or exercisable or exchangeable for shares of capital stock of UEOPLE.

The Representative has no present intention to waive or shorten the lock-up period, but may in its sole discretion release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, Ordinary Shares may be sold by the underwriters to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own accounts and for the accounts of its customers and such investment and securities activities may involve securities and/or instruments of UEOPLE. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Class A Ordinary Share to the public in that Relevant Member State at any time,

●	a project capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in R&D or manufacture of new technological products or processes and (ii) involve above-average risk);
●	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria;
●	an entity, other than an entity formed for the purpose of purchasing the shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

provided that no such offer of shares shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The underwriters will not offer or sell any of the shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, (2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or (4) where the transfer is by operation of law.

South Korea. The Ordinary Shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Ordinary Shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Ordinary Shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Taiwan. The shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares in Taiwan.

United Kingdom. An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that UEOPLE expects to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
Nasdaq Capital Market Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Transfer Agent Fees	$
Underwriting	$
Financial Printing and Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by UEOPLE.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Robinson & Cole LLP. The validity of the Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Beijing DHH Law Firm. Robinson & Cole LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Beijing DHH Law Firm with respect to matters governed by PRC law.

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP. Legal matters as to PRC law will be passed upon for the underwriters by AllBright Law Offices (Fuzhou). Greenberg Traurig, LLP may rely upon AllBright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2021 and 2022 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at San Mateo, California.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to UEOPLE’s directors, officers or persons controlling UEOPLE, UEOPLE has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, UEOPLE will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, UEOPLE is exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and UEOPLE’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as UEOPLE, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
UEOPLE Technology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UEOPLE Technology Holding Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2023.

San Mateo, California

December 27, 2023

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$1,142,569	$657,032
Accounts receivable, net	979,105	295,928
Inventories, net	1,561,711	2,028,668
Prepayments to suppliers, net	2,941,072	1,102,465
Prepayments to a related party supplier, net	-	143,241
Other receivable and other current assets	34,491	29,278
Amount due from a related party	80,266	-
Total current assets	6,739,214	4,256,612

Non-current assets:
Property and equipment, net	235,455	381,890
Right-of-use assets, net	273,614	405,114
Deferred tax assets	10,306	9,473
Total non-current assets	519,375	796,477
Total assets	$7,258,589	$5,053,089

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Bank and other borrowings	$1,198,628	$173,864
Accounts payable - third parties	632,613	1,949,098
Accounts payable - a related party	-	46,918
Lease liabilities - current portion	107,428	105,240
Accrued expenses and other payables	777,611	304,154
Amount due to a related party	-	1,531,639
Contract liabilities	1,406,637	1,270,460
Income tax payable	197,875	-
Total current liabilities	4,320,792	5,381,373

Non-current liabilities:
Bank and other borrowings	6,742	49,224
Lease liabilities - non-current	182,906	314,235
Total non-current liabilities	189,648	363,459
Total liabilities	4,510,440	5,744,832

Commitments and contingencies (Note 16)

Shareholders’ equity (deficit):
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 25,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	25,000	25,000
Additional paid-in capital	1,872,097	12,836
Statutory reserves	122,850	4,457
Retained earnings (accumulated deficit)	778,560	(634,449)
Accumulated other comprehensive loss	(50,358)	(99,587)
Total shareholders’ equity (deficit)	2,748,149	(691,743)

Total liabilities and shareholders’ equity (deficit)	$7,258,589	$5,053,089

*	Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021

Net revenue	$14,262,157	$7,406,640

Cost of revenue
- third parties	(10,110,706)	(5,071,698)
- a related party	-	(109,908)
Total cost of revenue	(10,110,706)	(5,181,606)

Gross profit	4,151,451	2,225,034

Operating expenses
Selling and marketing expenses	(535,227)	(508,117)
General and administrative expenses	(586,217)	(288,051)
Research and development expenses	(910,399)	(679,653)
Allowance for doubtful accounts	(177,765)	(55,375)
Impairment of prepayments to suppliers	(190,860)	(27,834)
Total operating expenses	(2,400,468)	(1,559,030)

Income from operations	1,750,983	666,004

Other (expense) income, net
Bank interest income	5,708	544
Interest expense	(23,809)	(8,445)
Other income, net	3,060	4,349
Total other (expense) income, net	(15,041)	(3,552)

Income before income taxes	1,735,942	662,452

Income taxes (expenses) benefits	(204,540)	7,219

Net income	$1,531,402	$669,671

Other comprehensive income (loss):
Foreign currency translation adjustment	49,229	(23,991)

Total comprehensive income	$1,580,631	$645,680

Earnings per share
– Basic and diluted*	$0.06	$0.03

Weighted average number of ordinary shares
– Basic and diluted*	25,000,000	25,000,000

*	Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Amount in U.S. dollars, except for share and per share data, or otherwise noted)

					(Accumulated	Accumulated	Total
	Ordinary shares*		Additional		deficit)	other	shareholders’
	No. of shares	Amount	paid-in capital	Statutory reserves	retained earnings	comprehensive loss	(deficit) equity

Balance as of January 1, 2021	25,000,000	$25,000	$3,729	$-	$(1,299,663)	$(75,596)	$(1,346,530)

Capital contributions from shareholders	-	-	9,107	-	-	-	9,107
Net income	-	-	-	-	669,671	-	669,671
Appropriations of statutory surplus reserves	-	-	-	4,457	(4,457)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(23,991)	(23,991)

Balance as of December 31, 2021	25,00,000	$25,000	$12,836	$4,457	$(634,449)	$(99,587)	$(691,743)

Capital contributions from shareholders	-	-	1,859,261	-	-	-	1,859,261
Net income	-	-	-	-	1,531,402	-	1,531,402
Appropriations of statutory surplus reserves	-	-	-	118,393	(118,393)	-	-
Foreign currency translation adjustment	-	-	-	-	-	49,229	49,229

Balance as of December 31, 2022	25,000,000	$25,000	$1,872,097	$122,850	$778,560	$(50,358)	$2,748,149

*	Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021
Cash flows from operating activities
Net income	$1,531,402	$669,671
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	184,241	153,365
Allowance for doubtful accounts	177,765	55,375
Impairment of prepayments to suppliers	190,860	27,834
Inventories impairment	25,307	-
Loss on disposal of property and equipment	18,454	-
Deferred income taxes benefit	(1,592)	(9,358)
Changes in operating assets and liabilities:
Accounts receivable	(901,088)	(232,318)
Inventories	295,165	(1,521,797)
Advances to suppliers	(2,025,716)	(899,195)
Other receivable and other current assets	(7,627)	30,055
Accounts payable	(1,241,869)	262,405
Lease liabilities	(99,666)	(93,691)
Accrued expenses and other payables	509,004	173,011
Contract liabilities	238,627	608,510
Income tax payable	202,821	-
Net cash used in operating activities	(903,912)	(776,133)

Cash flows from investing activities
Additions to property and equipment	(19,675)	(332,513)
Disposal of property and equipment	40,506	-
Advances to a related party	(82,272)	-
Net cash used in investing activities	(61,441)	(332,513)

Cash flows from financing activities
Proceeds from bank and other borrowings	1,188,881	250,294
Repayment of bank and other borrowings	(164,654)	(29,911)
Capital contributions from shareholders	1,859,261	9,107
Advances from a related party	-	967,831
Repayment to a related party	(1,450,514)	-
Net cash provided by financing activities	1,432,974	1,197,321

Net change in cash and cash equivalents	467,621	88,675

Effect of exchange rate change on cash and cash equivalents	17,916	14,224

Cash and cash equivalents, beginning of year	657,032	554,133

Cash and cash equivalents, end of year	$1,142,569	$657,032

Supplemental disclosure information:
Income tax paid	$2,594	$2,577
Interest expense paid	$23,809	$8,445
Interest income received	$5,708	$544

The accompanying notes are an integral part of these consolidated financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Business

UEOPLE Technology Holding Limited (the “Company”) is a limited liability company incorporated under the laws of the Cayman Islands on September 4, 2023 as a holding company. The Company, through its subsidiaries in People’s Republic of China (“PRC” or “China”), offers customers an extensive array of products designed for use in access control systems which includes both hardware and software solutions, communication equipment parts and other services. The Company offers tailored products and services to address the unique requirements of its customers. The products the Company produces and sells are high definition license plate recognition systems, dynamic face recognition systems, smart campus management systems, Internet of Things (IoT) access control management systems, road access control systems, other access control equipment and communication equipment parts to distributors in PRC.

Corporate Structure

The Company has subsidiaries as described below.

(1)	Shenzhen Keshentong Technology Co., Ltd. (“Shenzhen Keshentong”) was incorporated in the PRC on October 12, 2010.

(2)	Shenzhen Pinganshun Technology Co., Ltd (“Shenzhen Pinganshun”) was incorporated in the PRC on July 17, 2012.

(3)	Shenzhen Keshentong Transportation Facilities Co., Ltd. (“Keshentong Transportation Facilities”) was incorporated in the PRC on January 3, 2019.

(4)	Shenzhen Keshentong Logistics Co., Ltd. (“Keshentong Logistics”) was incorporated in the PRC on July 19, 2021.

(5)	Guangdong Keshentong Network Engineering Co., Ltd. (“Keshentong Network Engineering”) was incorporated in the PRC on November 30, 2021.

The above operating subsidiaries are collectively referred to as the “PRC operating subsidiaries”. Prior to the reorganization described below, the PRC operating subsidiaries were controlled by several individual shareholders. The PRC operating subsidiaries were directly owned and controlled by Mr. Shimeng Ke (“Mr. Ke”) and Ms. Yan Xu (“Mrs. Ke”) (collectively the “Controlling Shareholders”).

Certain third parties, as strategic investors, acquired 46.6% equity shares of Shenzhen Pinganshun during the year ended December 31, 2022. Before the Reorganization, Shenzhen Pinganshun has several individual shareholders, of which Mr. Ke and Mrs. Ke were the controlling shareholders. Mr. Ke and Mrs. Ke remain the controlling shareholders of Shenzhen Pinganshun after the Reorganization with dispositive power of 53.4%.

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved:

(1)	On September 4, 2023, the Company was incorporated in the Cayman Islands with limited liability and an authorized share capital of US$50,000 divided into 50,000,000 of a par value of US$0.001 each by a company controlled by Controlling Shareholders and companies controlled by strategic investors.

(2)	On October 9, 2023, the Company acquired 100% equity interest of Renren Parking Holding Limited (“Renren Parking”) at a consideration of US$100 from UEOPLE Holding Limited, which was controlled by Mr. Ke. Renren Parking owns 100% interest of Pinganshun Group Limited (“Pinganshun Group”), a Hong Kong holding company.

(3)	On November 6, 2023, Hangzhou Ueople Technology Co., Ltd. (“Hangzhou Ueople”), a new wholly foreign-owned enterprise (“WFOE”) was incorporated under the laws of the PRC by Pinganshun Group.

(4)	On November 13, 2023, WFOE acquired 100% of the equity interest of Shenzhen Pinganshun from the former shareholders of Shenzhen Pinganshun and therefore holding directly or indirectly 100% equity interests of the PRC operating subsidiaries.

After the Reorganization, the Company, together with its wholly-owned subsidiaries, is effectively controlled by the same Controlling Shareholders before and after the Reorganization. As such, the Reorganization is considered as a recapitalization of entities under common control. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholders controlled all these entities prior to and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be substantially the same as the results of operations for the period after the date of Reorganization.

The effects of all inter-company transactions are eliminated in consolidation. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of the subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Percentage of direct or indirect ownership by the Company	Principal Activities
Renren Parking	October 14, 2022	British Virgin Islands	100%	Investment holding
Pinganshun Group	November 4, 2022	Hong Kong	100%	Investment holding
Hangzhou Ueople	November 6, 2023	PRC	100%	Investment holding
Shenzhen Pinganshun	July 17, 2012	PRC	100%	Production and sale all kinds of access control system equipment and other communication equipment parts
Shenzhen Keshentong	October 12, 2010	PRC	100%	Sale all kinds of access control system equipment
Keshentong Transportation Facilities	January 3, 2019	PRC	100%	Installation and maintenance of parking facilities
Keshentong Logistics	July 19, 2021	PRC	100%	Sale all kinds of access control system equipment
Keshentong Network Engineering	November 30, 2021	PRC	100%	Sale all kinds of access control system equipment

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions between the Company and its subsidiaries are eliminated upon consolidation.

Foreign currency transaction

The Company uses United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of the Company and Renren Parking is US$, while Pinganshun Group is Hong Kong dollars (“HKD”) and the PRC subsidiaries are Renminbi (“RMB”), which are its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currencies are measured and recorded in the functional currencies using the exchange rates in effect at the dates of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates at the balance sheet dates. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income and comprehensive income during the years in which they occur.

Foreign currency translation

The Company uses United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of UEOPLE and Renren Parking is US$, while Pinganshun Group is Hong Kong dollars (“HKD”) and the PRC subsidiaries are Renminbi (“RMB”), which are its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of income accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss).

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

	For the years ended December 31,
	2022	2021

Average rate – HKD:US$ exchange rate	7.8306	7.7727
Average rate – RMB:US$ exchange rate	6.7290	6.4508

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2022	2021

Year-end spot rate – HKD:US$ exchange rate	7.8015	7.7996
Year-end spot rate – RMB:US$ exchange rate	6.8972	6.3726

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for uncollectible accounts receivable, provision of prepayments to suppliers, obsolete provision of inventories, useful lives of property and equipment, recoverability of long-lived assets and provision of income taxes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of December 31, 2022 and 2021, the Company had no cash equivalents. The Company’s cash is held at well capitalized financial institutions, but they are not FDIC insured; however, management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable, net

Accounts receivable are recorded at original invoice amount less an estimated allowance for uncollectible accounts. The credit term is negotiable with different customers which generally ranges from 30 to 90 days after the goods or services transferred.

The Company maintains an allowance for doubtful accounts and records the allowance as an offset to accounts receivable. The estimated allowance charged is classified as “Operating expenses” in the consolidated statements of income and comprehensive income. In determining the amount of the allowance for doubtful accounts, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations and other factors that may affect the Company’s ability to collect from customers. Accounts receivable are written off after all collection efforts have ceased, normally past due for over 1 year, and that the likelihood of collection is not probable. As of December 31, 2022 and 2021, the allowance for doubtful accounts for accounts receivable was $237,105 and $68,917, respectively. For the years ended December 31, 2022 and 2021, the recognized allowances were $177,765 and $55,375, respectively.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories, net

Inventories consist of raw materials and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Cost of inventories includes in cost of revenue, which also includes inbound freight cost, cost of direct labor, depreciation expense and other overhead costs. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandises and damaged goods, which are dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenue in the consolidated statements of income and comprehensive income. For the years ended December 31, 2022 and 2021, $25,307 and nil inventory provisions were recorded, respectively.

Prepayments to suppliers, net

Prepayments to suppliers consist of refundable prepayments made to suppliers for services or materials that have not been provided or received. The Company maintains provision and records impairment as an offset to the prepayments. The estimated provision charged is classified as “Operating expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing the prepayments on a collective basis and on an individual basis when the Company identifies specific suppliers with known disputes or collectability issues. Prepayments are written off after all collection efforts have ceased. As of December 31, 2022 and 2021, the impairment for prepayments to suppliers was $212,238 and $28,176, respectively. For the years ended December 31, 2022 and 2021, the recognized impairment were $190,860 and $27,834, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Machinery and equipment	5-10 years
Motor vehicles	4 years
Office equipment	3 years
Furniture and fixtures	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future undiscounted cash inflows attributable to the asset, less estimated future undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such an asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. There were no impairments of these assets as of December 31, 2022 and 2021.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company utilizes ASC 842 to account for leases for all periods presented.

The Company determines if an arrangement is a lease at inception. On the Company’s consolidated balance sheets, right-of-use (“ROU”) assets, current portion of lease liabilities, and non-current portion of lease liabilities are accounted.

ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. See Note 7 for further discussion.

Bank and other borrowings

Bank and other borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued salaries, value added tax (“VAT”) payables and other taxes payable for the operation in the ordinary course of business.

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

●    Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●    Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●    Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, prepayments to suppliers, amount due from a related party, other receivable and other current assets, bank and other borrowings, accounts payable, accrued expenses and other payables, amount due to a related party and lease liabilities are approximated to their recorded values due to their short-term maturities.

Revenue recognition

The Company accounts for revenue recognition under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue for the Company primarily consists of (i) sale of access control system equipment, (ii) sale of communication equipment parts, and (iii) other services.

The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company also elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its customers and when customers pay for those services or deliverables will be one year or less.

In addition, the Company elected a practical expedient that it expenses the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Revenue is reported net of value added tax (“VAT”). The contract is non-cancellable generally. The Company generally does not permit customers to return products. The Company generally does not offer any credits or discounts, rebates, price protection or other similar privileges. The payment is generally due in 30 to 90 days after the goods or services transferred to customers. In the event the Company receives a certain amount in advance from a customer, such advance is recorded as a liability. The Company will recognize revenue and reduce the liability after it fulfills the performance obligation.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Sale of access control system equipment

The Company produces and sells access control system equipment, such as high-definition license plate recognition system, dynamic face recognition system, smart campus management system, Internet of Things access control management system, road gate system, channel gate system and other access control system to distributors in the PRC. The Company recognizes revenue when the equipment is delivered, and control has been passed to the customer. Product delivery is evidenced by a warehouse shipping log as well as receipt documents signed by the customer upon delivery, depending on the delivery terms negotiated between the Company and customers on a customer-by-customer basis. There is no variable consideration, significant financing components or noncash consideration in the contracts. The transaction price is determined based on a fixed consideration in the contract with customers. The contracts set forth one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises (i.e., the product warranty) in the contracts and is, therefore, not distinct. The Company receives the amount of consideration as negotiated on a case by case basis as set forth in the contract as either payment in advance from customers before delivery of products or receipt of payment upon acceptance by the customer. If the customer is offered credit terms, typical payment terms set forth in the sales contract range from 30 to 90 days from the invoice date. The respective revenue is recognized at a point in time. The Company generally provides a warranty for a period of 12 months after the customer receives the equipment. The Company determines that such a product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with the customer’s specification and the Company does not sell the warranty separately. As of December 31, 2022 and 2021, the provision for warranty cost were $4,350 and $3,138, respectively.

(b) Sale of communication equipment parts

The Company sells communication equipment parts to telecommunication equipment and machinery manufacturers. The Company typically enters into a contract with its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis for the performance obligations that the Company must fulfill in order to recognize revenue. The Company recognizes revenue when the equipment is delivered, and control has been passed to the customer. Product delivery is evidenced by a warehouse shipping log as well as receipt documents signed by the customer upon delivery, depending on the delivery terms negotiated between the Company and customers on a customer-by-customer basis. There is no variable consideration, significant financing components or noncash consideration in the contracts. The transaction price is determined based on fixed consideration in the Company’s customer contracts. The Company receives the amount of consideration as negotiated on a case by case basis as set forth in the contract as either payment in advance from customers before delivery of products or receipt of payment upon acceptance by the customer. If the customer is offered credit terms, typical payment terms set forth in the sales contract range from 30 to 90 days from the invoice date. The Company recognizes revenue when the parts have been delivered and control has been passed to the customer which is evidenced by a written customer acceptance indicating receipt of the product. The respective revenue is recognized at a point in time.

(c) Other services

The Company provides certain customized services according to the needs of customers, such as road marking service and special product installation service. The Company typically enters into a contract with its customers which will set forth the terms and conditions including the transaction price, services to be provided, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill to recognize revenue. The key performance obligation is identified as a single performance obligation that the Company has completed the services agreed upon in the contract. There is no variable consideration, significant financing components or noncash consideration in the contracts. The transaction price is determined based on fixed consideration in the Company’s customer contracts. The duration of the services ranges from 1 to 7 days. The Company recognizes revenue when related services rendered are completed and accepted by customers. The respective revenue is recognized at a point in time. The Company generally issues invoices after service completion. Typical payment terms set forth in the sales contract range from 30 to 90 days from the invoice date.

Contract assets and liabilities

Payment terms are established based on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2022 and 2021, other than accounts receivable and contract liabilities, the Company had no other material contract assets or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized as selling and marketing expenses when incurred.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue

Cost of revenue includes cost of inventories, inbound freight cost, cost of direct labor, depreciation expenses, and other overhead costs. If available, provision and write-down expense of inventories is also recorded in the cost of revenue.

Selling and marketing expenses

Selling and marketing expenses primarily include salaries, social and welfare expenses paid to sales personnel, shipping and handling costs, and other marketing and promotion related expenses. Shipping and handling costs included in selling expenses amounted to $182,075 and $142,808 for the years ended December 31, 2022 and 2021, respectively.

General and administrative expenses

General and administrative expenses mainly consist of salaries, depreciation, office expenses, travelling and entertainment, legal and professional fees, property related expenses and other miscellaneous administrative expenses.

Shipping, handling and insurance costs

Shipping and handling costs are expensed as incurred. Inbound shipping, handling and insurance costs associated with bringing the products from suppliers to the Company are included in cost of revenue. Outbound shipping, handling and insurance costs associated with shipping and delivery the products to customers are recorded in selling and marketing expenses.

Employee benefit plan

Full time employees of the PRC subsidiaries participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Research and development expenses

Research and development expenses include costs directly attributable to the research and development projects, such as material cost, salaries and other employee benefits. They are expensed off as incurred.

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the Cayman Islands and British Virgin Islands.

The Company’s subsidiaries in Mainland China and Hong Kong are subject to the income tax of Mainland China and Hong Kong, respectively. No taxable income was generated outside the PRC for the years ended December 31, 2022 and 2021. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not they will either expire before the Company is able to realize the benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2022 and 2021. As of December 31, 2022, the tax years ended January 1, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VAT

The Company’s PRC subsidiaries are general taxpayers and are subject to an applicable VAT tax rate of 13%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

Related parties and transactions

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC 850 does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure. See Note 9 to the consolidated financial statements for further discussion.

Total comprehensive income

Total comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using US$ as its functional currency.

Earnings per share (“EPS”)

The Company computes earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022 and 2021, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average exchange rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations

For the year ended December 31, 2022, one customer accounted for approximately 28% of the Company’s total revenue. Besides, no other single customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2022, three suppliers accounted for approximately 23%, 12% and 11% of the total purchases, respectively. For the year ended December 31, 2021, three suppliers accounted for approximately 27%, 20% and 14% of the total purchases, respectively.

As of December 31, 2022, two customers accounted for approximately 62% and 11% of the Company’s accounts receivable balance, respectively. As of December 31, 2021, three customers accounted for approximately 20%, 11% and 11% of the Company’s accounts receivable balance, respectively.

As of December 31, 2022, two suppliers accounted for approximately 57% and 14% of the Company’s prepayments to suppliers balance, respectively. As of December 31, 2021, four suppliers accounted for approximately 31%, 15%, 11% and 11% of the Company’s prepayments to suppliers balance, respectively.

As of December 31, 2022, four suppliers accounted for approximately 35%, 28%, 18% and 13% of the Company’s accounts payable balance, respectively. As of December 31, 2021, three suppliers accounted for approximately 25%, 11% and 10% of the Company’s accounts payable balance, respectively.

No customer accounts for more than 10% of the Company’s contract liabilities balance for the years ended December 31, 2022 and 2021.

Risks and uncertainties

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, during the first half of 2022, there have been outbreaks of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shenzhen, Shanghai, Beijing, Guangzhou and Suzhou, and etc., and local governments have imposed new restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities. However, the Company’s operation in the years ended December 31, 2022 and 2021 was not significantly impacted by the COVID-19 Pandemic. As the date of this report, the Chinese government has loosened its policy and no longer imposes lockdown measures due to COVID-19. As a result, China’s economy is expected to become more active. The Company will continue to closely monitor the situation throughout 2023 and beyond.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Economic and political risk

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

In addition, the PRC subsidiaries’ sales, purchases and expense transactions are denominated in RMB, and all of the PRC subsidiaries’ assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under current PRC law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

Financial instruments of the Company that potentially subject to credit risk mainly consist of cash and cash equivalents and accounts receivable.

The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB500,000 (equivalent to approximately $72,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD500,000 (equivalent to approximately $64,000) in the event of bank failure. In British Virgin Islands and Cayman Islands, entity’s deposit is not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of December 31, 2022, cash balance of $1,132,814 was maintained at financial institutions in the PRC and approximately $323,425 was insured.

For accounts receivable, the Company maintains allowances for doubtful accounts and records the allowances as offsets. For the methodology of allowance assessments, please refer to the respective sections under this note.

Interest rate risk

As of December 31, 2022, the Company held no significant exposure on interest rate risk.

Foreign currency risk

While the Company’s reporting currency is US$, substantially all of the Company’s revenue and cost of revenue and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenue and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of the Company’s RMB revenue, earnings and assets as expressed in its US$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of December 31, 2022, the Company’s accumulated other comprehensive loss was $50,358. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of December 31, 2022, the Company was not subject to significant liquidity risk.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. Management expects the adoption will not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company adopted the amendments during 2022 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 450-50) which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. The new standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The standard’s requirement to disclose the key terms of the programs and information about obligations outstanding is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard’s requirement to disclose a rollforward of obligations outstanding will be effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31,
	2022	2021

Accounts receivable from third parties	$1,216,210	$364,845
Less: allowance for doubtful accounts	(237,105)	(68,917)
Accounts receivable, net	$979,105	$295,928

The movement of the allowance for doubtful accounts was as follows:

	As of December 31,
	2022	2021

Balance at the beginning of year	$68,917	$12,561
Charged to consolidated statements of income and comprehensive come	177,765	55,375
Exchange realignment	(9,577)	981
Balance at the end of year	$237,105	$68,917

Note 4 – Inventories, net

Inventories, net, consisted of the following:

	As of December 31,
	2022	2021

Raw materials	$1,381,322	$1,959,632
Finished goods	205,079	69,036
Inventories, gross	1,586,401	2,028,668
Less: provision for inventories	(24,690)	-
Inventories, net	$1,561,711	$2,028,668

The movement of the provision for inventories was as follows:

	As of December 31,
	2022	2021

Balance at the beginning of year	$-	$-
Charged to consolidated statements of income and comprehensive come	25,307	-
Exchange realignment	(617)	-
Balance at the end of year	$24,690	$-

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Prepayments to suppliers, net

The Company makes prepayments to its suppliers in the normal course of business. Prepayments to suppliers, net, consisted of the following:

	As of December 31,
	2022	2021

Prepayments to suppliers	$3,153,310	$1,273,882
Less: impairment for prepayments to suppliers (note)	(212,238)	(28,176)
Prepayments to suppliers, net	$2,941,072	$1,245,706

Note: Impairment was made on certain prepayments to suppliers after the Company assessed and identified that the suppliers were in financial difficulty and there were collectability and utilization issues.

The movement of the impairment was as follows:

	As of December 31,
	2022	2021

Balance at the beginning of year	$28,176	$-
Charged to consolidated statements of income and comprehensive income	190,860	27,834
Exchange realignment	(6,798)	342
Balance at the end of year	$212,238	$28,176

Note 6 – Property and equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2021

Machinery and equipment	$68,865	$154,523
Motor vehicles	197,310	192,778
Office equipment	43,621	47,212
Furniture and fixtures	38,999	42,209
Total costs	348,795	436,722
Less: accumulated depreciation	(113,340)	(54,832)
Property and equipment, net	$235,455	$381,890

Depreciation expenses were $81,037 and $50,217 for the years ended December 31, 2022 and 2021, respectively.

Note 7 – Right-of-use assets, net and lease liabilities

On June 6, 2020, Shenzhen Pinganshun entered into a five-year lease agreement with a third party to lease a building for production, office and warehouse use in Shenzhen, the PRC. The lease term is from July 7, 2020 to June 30, 2025.

Right-of-use assets, net, consisted of the following:

	As of December 31,
	2022	2021

Cost	$517,508	$560,110
Less: accumulated amortization	(243,894)	(154,996)
Right-of-use assets, net	$273,614	$405,114

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease liabilities consisted of the following:

	As of December 31,
	2022	2021

Current portion of lease liabilities	$107,428	$105,240
Non-current portion of lease liabilities	182,906	314,235
Total lease liabilities	$290,334	$419,475

The weighted-average remaining lease terms and discount rates of the operating lease are as follows:

	As of December 31,
	2022	2021
Weighted-average remaining lease term	2.5 years	3.5 years
Weighted-average discount rate	4.65%	4.65%

The lease expense related to this lease were $119,632 and $124,792 for the years ended December 31, 2022 and 2021, respectively.

The following table summarizes the maturity of lease liabilities as of December 31, 2022:

Year ending December 31,	As of December 31,
2023	$118,657
2024	124,590
2025	65,261
Total lease payments	308,508
Less: imputed interest	(18,174)
Total lease liabilities	$290,334

Note 8 – Bank and other borrowings

Outstanding balances of bank and other borrowings as of December 31, 2022 and 2021 consisted of the following:

	As of December 31,
	2022	2021

Industrial and Commercial Bank of China Shenzhen Longhua Branch (i)	$724,931	$-
Shanghai Pudong Development Bank Shenzhen Branch (ii)	434,959	134,953
Mercedes Benz Auto Finance Co., Ltd (iii)	45,480	88,135
Total bank and other borrowings	$1,205,370	$223,088
Less: current portion	(1,198,628)	(173,864)
Non-current portion	$6,742	$49,224

Note:

(i)	In September 2022, Shenzhen Pinganshun obtained five loans with total amount of $724,931 from Industrial and Commercial Bank of China Shenzhen Longhua Branch as working capital. The annual interest rate was 3.65% with maturity date on August 18, 2023. The loans were guaranteed by Shenzhen Small and Medium Enterprises Financing Guarantee Co., Ltd., an institution established by the PRC government and requiring monthly interest payments with the principal due at maturity. Subsequently, the loans were fully settled upon maturity.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	On June 30, 2022, Shenzhen Pinganshun obtained a loan of $434,959 from Shanghai Pudong Development Bank Shenzhen Branch as working capital. The annual interest rate was 4.48% with maturity date on June 30, 2023. The loan was unsecured and requiring monthly interest payments with the principal due at maturity. Subsequently, the loan was fully settled upon maturity. On June 28, 2023, Shenzhen Pinganshun renewed this loan agreement to borrow $248,231 as working capital with the same interest rate. The loan was unsecured and required monthly interest payments with the principal due on June 28, 2024.

On December 15, 2021, Shenzhen Pinganshun obtained one loan of $134,953 from Shanghai Pudong Development Bank Shenzhen Branch as working capital. The annual interest rate was 5% with maturity date on March 15, 2022. The loan was unsecured and required monthly interest payments with the principal due at maturity. During 2022, the loan was fully repaid upon maturity.

(iii)	On January 29, 2021, Shenzhen Pinganshun obtained an auto loan of $169,162 from Mercedes Benz Auto Finance Ltd., an independent auto loan financing company for acquiring a vehicle. The annual interest rate was 7.49% with maturity date on February 1, 2024. The loan was collateralized by a vehicle owned by Shenzhen Pinganshun and guaranteed by Mr. Ke. It was required monthly instalments for both principal and interest. The loan was fully repaid in September 2023.

As of December 31, 2022:

Loan type in terms of currency	Carrying value	Within 1 year	2024

In RMB	$1,205,370	$1,198,628	$6,742

As of December 31, 2021:

Loan type in terms of currency	Carrying value	Within 1 year	2023	2024

In RMB	$223,088	$173,864	$41,927	$7,297

Note 9 – Related party balances and transactions

The details of the related parties involved in related party balances and transactions are summarized as follow:

Name of the related party	Relationship to the Company

Mr. Ke	Shareholder of the Company
Shenzhen Renlianxing Technology Co., Ltd.	Controlled by Mr. Ke

Details of related party balances are summarized as follow:

		As of December 31,
Name of the related party	Nature of balance	2022	2021

Mr. Ke	Amount due from a related party	$80,266	$-
Mr. Ke	Amount due to a related party	$-	$(1,531,639)
Shenzhen Renlianxing Technology Co., Ltd.	Prepayments to suppliers, net	$-	$143,241
Shenzhen Renlianxing Technology Co., Ltd.	Accounts payable	$-	$(46,918)

Amount due from (to) a related party was interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related party for business purposes. As of November 30, 2023, the amount due from a related party was fully settled.

Details of related party transactions are summarized as follow:

		As of December 31,
Name of the related party	Nature of transaction	2022	2021

Shenzhen Renlianxing Technology Co., Ltd.	Cost of revenue	$-	$109,908

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Contract liabilities

As of December 31, 2022 and 2021, the Company had contract liabilities of $1,406,637 and $1,270,460, respectively. The Company normally requires a certain amount of advance payment from its customers based on the contract amount for customized order. Such contract liabilities are recorded as a liability to the Company and non-refundable to customers. The Company recognizes revenue and reduces the liability after it fulfills the performance obligation, which usually within one year.

The movement of contract liabilities was as follows:

	As of December 31,
	2022	2021

Balance at the beginning of year	$1,270,460	$639,195
Advances received	3,216,804	4,211,121
Amount recognized as revenue during the year	(2,978,177)	(3,602,611)
Exchange realignment	(102,450)	22,755
Balance at the end of year	$1,406,637	$1,270,460

Note 11 – Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2022	2021

Accrued salaries	$389,563	$228,870
VAT payable	254,290	6,585
Other taxes payable	38,656	13,559
Other payables	95,102	55,140
Total accrued expenses and other payables	$777,611	$304,154

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Shareholders’ equity

Ordinary shares

The Company is established under the laws of the Cayman Islands on September 4, 2023 with 50,000,000 authorized ordinary shares. As of December 31, 2022 and 2021, 25,000,000 ordinary shares were issued and outstanding with a par value of $0.001, respectively.  As a part of the Company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data for all the periods presented.

Additional paid-in capital

During the years ended December 31, 2022 and 2021, a total of $1,859,261 and $9,107 of cash was funded by the Company’s shareholders as capital contributions, respectively. Capital contribution of $9,107 represented the capital injection for incorporation of two subsidiaries, Keshengtong Logistics and Keshengtong Network Engineering during the year ended December 31, 2021. Capital contribution of $1,859,261 represented the capital injection from new investors during the year ended December 31, 2022.

Statutory reserves

The Company is required to make appropriations to certain reserves, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2022 and 2021, the balance of statutory reserves was $122,850 and $4,457, respectively.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

All of the Company’s revenue is generated in the PRC. All of the Company’s assets are located in the PRC.

Note 14 – Disaggregation of revenues

The Company disaggregates its revenues from selling contract products and providing services. The following table presents revenue by category for the years ended December 31, 2022 and 2021, respectively:

	For the years ended December 31,
	2022	2021

Sale of access control system equipment	$9,881,875	$7,086,828
Sale of communication equipment parts	4,052,483	-
Other services	327,799	319,812
Total revenue	$14,262,157	$7,406,640

The following table shows disaggregated cost of revenues by category for the years ended December 31, 2022 and 2021, respectively:

	For the years ended December 31,
	2022	2021

Cost of sale of access control system equipment	$6,848,398	$4,908,401
Cost of sale of communication equipment parts	2,971,183	-
Cost of other services	291,125	273,205
Total cost of revenue	$10,110,706	$5,181,606

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended December 31, 2022 and 2021, respectively:

	For the years ended December 31, 2022		For the years ended December 31, 2021
	Gross Profit	Gross Margin	Gross Profit	Gross Margin

Gross profit of sale of access control system equipment	$3,033,477	30.7%	$2,178,427	30.7%
Gross profit of sale of communication equipment parts	1,081,300	26.7%	-	-
Gross profit of other services	36,674	11.2%	46,607	14.6%
Total	$4,151,451	29.1%	$2,225,034	30.0%

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Renren Parking is incorporated in the British Virgin Islands as an offshore holding company and is currently exempted from income and corporate tax under the current laws of the British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Pinganshun Group is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Pinganshun Group is not subject to income tax for fiscal year 2022 and 2021 as it had no operating activities during the years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis. The PRC tax authority grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they will apply for HNTE status every three years. Since Shenzhen Pinganshun was recognized as a HNTE in October 2021, it is entitled to a reduced income tax rate of 15%, since the beginning of 2021.

According to the tax reduction policy for small and low-profit enterprises issued by the State Administration of Taxation of China in 2019, Shenzhen Keshentong, Keshentong Transportation Facilities, Keshentong Logistics and Keshentong Network Engineering are qualified for small and low-profit enterprises with an income tax rate of 2.5% for the years ended December 31, 2022 and 2021.

Income taxes expenses (benefits) consisted of the following:

	For the years ended December 31,
	2022	2021

Current income tax provision	$206,132	$2,139
Deferred income taxes benefit	(1,592)	(9,358)
Total income taxes expenses (benefits)	$204,540	$(7,219)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2022	2021

The PRC statutory income tax rate	25.0%	25.0%
Effect of tax-exempt for the Company, which incorporated in Cayman Islands	0.0%	0.0%
Effect of the PRC preferential tax rates and tax exemptions	(7.8)%	(10.9)%
Tax credit related to research and development expenses	(6.0)%	(15.3)%
Non-deductible expenses	0.6%	0.1%
Effective tax rate	11.8%	(1.1)%

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets

Significant components of deferred tax were as follows:

	Tax losses	Provisions for inventories	Allowance for doubtful accounts	Total

As of January 1, 2021	$-	$-	$-	$-
Credited to consolidated statements of income and comprehensive income	4,678	-	4,680	9,358
Exchange realignment	58	-	57	115
As of December 31, 2021	$4,736	$-	$4,737	$9,473
Credited to consolidated statements of income and comprehensive income	(4,485)	3,796	2,281	1,592
Exchange realignment	(251)	(92)	(416)	(759)
As of December 31, 2022	$-	$3,704	$6,602	$10,306

The Company did not recognize any valuation allowance against its deferred tax assets as management believes the Company will be able to fully utilize them in the foreseeable future.

Note 16 – Commitments and contingencies

Lease Commitments

The Company entered into operating lease of building for production, office and warehouse in Shenzhen, China with a term of five years. Our commitments for minimum lease payment under these operating leases as of December 31, 2022 are disclosed in Note 7.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and 2021 and through the issuance date of these consolidated financial statements.

UEOPLE TECHNOLOGY HOLDING LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Subsequent events

Subsequent to December 31, 2022, the Company completed the Reorganization as detailed in Note 1.

The Company evaluated all events and transactions that occurred after December 31, 2022 up through December 27, 2023, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements other than disclosed above.

Note 18 – Condensed financial statements of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial statements of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company that the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial statements of the parent company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

The footnote disclosures contain supplemental information relating to the operations of the parent company and, as such, these condensed financial statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The parent company did not pay any dividend for the periods presented. As of December 31, 2022 and 2021, there were no material commitments and contingencies, significant provisions for long-term obligations, or guarantees, except for those separately disclosed in the consolidated financial statements, if any.

No statements of income and comprehensive income and statements of cash flows have been presented as the Company has no revenue or expense and cash transaction for both years.

UEOPLE TECHNOLOGY HOLDING LIMITED

Condensed balance sheets

	As of December 31,
	2022	2021
ASSETS
Current assets:
Amount due from shareholders	$25,000	$25,000
Total current assets	25,000	25,000

Non-current assets:
Investment in a subsidiary	100	100
Total non-current assets	100	100
Total assets	$25,100	$25,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amount due to a subsidiary	$100	$100
Total current liabilities	100	100
Total liabilities	100	100

Shareholders’ equity:
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 25,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	25,000	25,000
Total shareholders’ equity	25,000	25,000

Total liabilities and shareholders’ equity	$25,100	$25,100

*	Retrospectively restated for effect of share reorganization (see Note 1).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

UEOPLE’s memorandum and articles of association, which became effective on September 4, 2023, empowers UEOPLE to indemnify UEOPLE’s directors and officers against certain liabilities they incur by reason of their being a director or officer of UEOPLE.

UEOPLE has also entered into indemnification agreements with each of UEOPLE’s directors and executive officers in connection with this offering. Under these agreements, UEOPLE has agreed to indemnify UEOPLE’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of UEOPLE.

The underwriting agreement in connection with this offering also provides for indemnification of UEOPLE and UEOPLE’s officers, directors or persons controlling UEOPLE for certain liabilities.

UEOPLE intends to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of UEOPLE arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. We have not received any substantial considerations from such issuances which were made in connection with our corporate restructuring process in preparation for our initial public offering.

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration
Pinganshun Holding Limited	September 4, 2023	13,350,000	$13,350
Donghe Holding Limited	September 4, 2023	3,000,000	$3,000
YAD Holding Limited	September 4, 2023	3,110,000	$3,110
Xifu Holding Limited	September 4, 2023	2,850,000	$2,850
Youzhong Holding Limited	September 4, 2023	2,690,000	$2,690

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Underwriting Agreement
3.1+	Memorandum and Articles of Association.
3.2+	Form of Amended and Restated Memorandum and Articles of Association
4.1+	Specimen Certificate for Ordinary Shares
4.2+	Representative’s Warrant Agreement
5.1+	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Ordinary Shares being registered
8.1+	Opinion of Maples and Calder (Hong Kong) LLP as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement
10.2+	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3+	English Translation of Form of Sales Agreement between [●] and [●]
10.4+	English Translation of Form of Sales Agreement between [●] and [●]
14.1+	Code of Business Conduct and Ethics of the Registrant
21.1+	List of Subsidiaries
23.1+	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2+	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3+	Consent of Beijing DHH Law Firm (included in Exhibit 99.6)
24.1+	Power of Attorney
99.1+	Consent of [●] to be named as a director nominee
99.2+	Consent of [●] to be named as a director nominee
99.3+	Consent of [●] to be named as a director nominee
99.4+	Opinion of Beijing DHH Law Firm regarding certain PRC Legal Matters
99.5+	Consent of Frost & Sullivan
107+	Filing Fee Table

+	To be filed by amendment

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that No statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on the [●], 2023.

UEOPLE Technology Holding Limited

By:
Yukun Gao
Chief Executive Officer

By:
Chi Tang
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Yukun Gao and Chi Tang  as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer,	[●], 2023
Yukun Gao	(Principal Executive Officer)

	Chief Financial Officer,	[●], 2023
Chi Tang	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, Delaware, on [●], 2023.

U.S. Authorized Representative

By:
Name:
Title: